EXHIBIT 99.1

EXECUTION VERSION

SCIVAC LTD.

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LEVON RESOURCES LTD.

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1027949 B.C. LTD.

ARRANGEMENT AGREEMENT

DATED March 19, 2015

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TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		6

1.1	DEFINITIONS	6
1.2	INTERPRETATION NOT AFFECTED BY HEADINGS	18
1.3	NUMBER AND GENDER	18
1.4	DATE FOR ANY ACTION	18
1.5	CURRENCY	18
1.6	ACCOUNTING MATTERS	19
1.7	KNOWLEDGE	19
1.8	SCHEDULES	19

ARTICLE 2 THE ARRANGEMENT		19

2.1	TRANSACTIONS	19
2.2	COURT ORDERS	20
2.3	LEVON MEETING	22
2.4	LEVON CIRCULAR	23
2.5	FINAL ORDER	24
2.6	COURT PROCEEDINGS	25
2.7	EFFECT ON THE ARRANGEMENT AND EFFECTIVE DATE	25
2.8	PREPARATION OF FILINGS	25
2.9	ANNOUNCEMENT AND SHAREHOLDER COMMUNICATIONS	26
2.10	WITHHOLDING TAXES	26

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF LEVON		26

3.1	REPRESENTATIONS AND WARRANTIES	26
3.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	39

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SCIVAC		39

4.1	REPRESENTATIONS AND WARRANTIES	39
4.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	52

ARTICLE 5 COVENANTS OF LEVON AND SCIVAC		53

5.1	COVENANTS OF LEVON REGARDING THE CONDUCT OF BUSINESS	53
5.2	COVENANTS OF LEVON RELATING TO THE ARRANGEMENT	56
5.3	DISPOSITION OF LEVON MINERAL PROPERTIES PRIOR TO THE EFFECTIVE TIME.	57
5.4	COVENANTS OF LEVON REGARDING THE SPINCO REORGANIZATION	58
5.5	COVENANTS OF LEVON REGARDING EMPLOYEES	59
5.6	COVENANTS OF SCIVAC REGARDING THE CONDUCT OF BUSINESS	60
5.7	COVENANTS OF SCIVAC RELATING TO THE ARRANGEMENT	63
5.8	MUTUAL COVENANTS	64
5.9	IVA	64

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ARTICLE 6 CONDITIONS		65

6.1	MUTUAL CONDITIONS PRECEDENT	65
6.2	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SCIVAC	66
6.3	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF LEVON	67
6.4	SATISFACTION OF CONDITIONS	68
6.5	NOTICE AND CURE PROVISIONS	68

ARTICLE 7 ADDITIONAL COVENANTS		69

7.1	NON-SOLICITATION	69
7.2	NOTIFICATION OF ACQUISITION PROPOSALS	71
7.3	RESPONDING TO ACQUISITION PROPOSAL AND SUPERIOR PROPOSALS	71
7.4	ACCESS TO INFORMATION; CONFIDENTIALITY	73
7.5	INSURANCE AND INDEMNIFICATION	73

ARTICLE 8 SPINCO COVENANTS		74

8.1	SPINCO INDEMNITY	74
8.2	INDEMNIFIED CLAIMS	74

ARTICLE 9 TERM, TERMINATION, AMENDMENT AND WAIVER		75

9.1	TERM	75
9.2	TERMINATION	75
9.3	TERMINATION FEE	78

ARTICLE 10 GENERAL PROVISIONS		79

10.1	AMENDMENT	79
10.2	WAIVER	80
10.3	NOTICES	80
10.4	GOVERNING LAW; WAIVER OF JURY TRIAL	81
10.5	INJUNCTIVE RELIEF	81
10.6	FURTHER ASSURANCES	82
10.7	TIME OF ESSENCE	82
10.8	ENTIRE AGREEMENT, BINDING EFFECT AND ASSIGNMENT	82
10.9	SEVERABILITY	82
10.10	COUNTERPARTS, EXECUTION	83

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated March 19, 2015,

B E T W E E N :

SCIVAC LTD, a corporation existing under the laws of the State of Israel (“SciVac”)

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LEVON RESOURCES LTD., a corporation existing under the laws of the Province of British Columbia (“Levon”)

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1027949 B.C. LTD., a corporation existing under the laws of British Columbia (“Spinco”)

WHEREAS:

A.

SciVac, all the shareholders of SciVac (the “Offerors”) and Levon wish to propose an arrangement involving, among other things, a reorganization of the capital of Levon, the exchange of New Levon Shares and Spinco Shares for the Levon Shares held by the Levon Shareholders, the issuance to the SciVac Securityholders of that number of New Levon Shares representing 68.4% of the issued and outstanding New Levon Shares in exchange for the acquisition by Levon of all of the issued and outstanding SciVac Shares, and the change of Levon’s name to SciVac Inc. or such other name as may be approved by SciVac, in each case in accordance with the terms and subject to the conditions contained in this Agreement;

B.	The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (British Columbia);

C.

The directors and officers of Levon have entered into SciVac Lock-Up Agreements pursuant to which, among other things, they have agreed to vote in favour of the Arrangement Resolution all of their respective Levon Shares, including all Levon Shares issuable upon exercise of their respective Levon Options, on the terms and subject to the conditions set forth in the SciVac Lock-Up Agreements and this Agreement;

D.

The SciVac Securityholders have entered into Levon Lock-Up Agreements, pursuant to which, among other things, the SciVac Securityholders have agreed to transfer their respective SciVac Shares, Capital Notes and Loans, as applicable, to Levon in connection with the Arrangement, on the terms and subject to the conditions set forth in the Levon Lock-Up Agreements and this Agreement; and

E.	Levon, SciVac and Spinco have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

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NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

“Acceptable Confidentiality Agreement” has the meaning ascribed thereto in Section 7.1(c)(ii).

“Acquired Levon Shares” means that number of New Levon Shares as will represent, upon their issuance in connection with the Arrangement, 68.4% of the issued and outstanding New Levon Shares;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry from any Person (other than SciVac, the SciVac Securityholders or any of their respective affiliates) made after the date hereof and that relates to:

(i)

any acquisition or sale, direct or indirect, whether in a single transaction or a series of related transactions, of: (a) the assets of Levon and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Levon and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Levon or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Levon and its subsidiaries;

(ii)

any take-over bid, tender offer or exchange offer for any class of equity securities of Levon or any of its subsidiaries that, if consummated, would result in any such Person beneficially owning 20% or more of any equity securities of Levon or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Levon and its subsidiaries; or

(iii)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Levon or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Levon and its subsidiaries;

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“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this arrangement agreement as it may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 10.1 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order;

“Arm’s Length” has the meaning ascribed thereto in the Tax Act.

“Arrangement Resolution” means the special resolution of the Levon Securityholders approving the Arrangement, to be considered at the Levon Meeting, substantially in the form attached as Schedule B;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or the State of Israel;

“Capital Notes” means the capital notes issued by SciVac;

“CFPOA” means the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34, as amended;

“Change in Recommendation” has the meaning ascribed thereto in Section 9.2(c)(i);

“Claim” has the meaning ascribed thereto in Section 8.2;

“Common Shares” means the common shares in the current authorized share structure of Levon which are to be exchanged for New Levon Shares and Spinco Shares under the Arrangement;

“Confidentiality Agreement” means the mutual confidentiality, standstill and exclusivity agreement between SciVac and Levon dated November 18 2014, as it may be amended from time to time in accordance with its terms;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other contractual right or obligation;

“Cordero Property” means the unpatented mining claims and private mineral lands commonly known as the “Cordero property”, located in Chihuahua, Mexico;

“Court” means the Supreme Court of British Columbia;

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“Depositary” means any nationally recognized trust company, bank or financial institution engaged by Levon for the purpose of, among other things, receiving Letters of Transmittal (as defined in the Plan of Arrangement) and distributing certificates representing New Levon Shares and Spinco Shares;

“Dissent Rights” means the rights of Levon Securityholders to dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Employee Obligations” has the meaning ascribed thereto in Section 5.5;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any Person, all liabilities, reclamation costs, costs of remediation, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages and consequential damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, investigation, proceeding, demand or cost recovery action by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs, orders or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Fair Market Value” has the meaning ascribed thereto in the Plan of Arrangement;

“FCPA” means the Foreign Corrupt Practices Act of 1977, of the United States;

“Final Application” has the meaning ascribed thereto in Section 2.2(c)(iv);

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“Final Order” means the final order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to the Offerors and Levon, acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Entity” means any applicable: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) the TSX;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant deemed under any Environmental Law to be deleterious to the environment or worker or public health or safety;

“IFRS” means International Financial Reporting Standards as developed and adopted by the International Accounting Standards Board from time to time;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Indemnity Notice” has the meaning ascribed thereto in Section 8.2(a);

“Intellectual Property” means United States and Canadian, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures, inventions, trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, together with the goodwill symbolized by any of the foregoing, copyrights, including registrations and applications for registration thereof, software, formulae, trade secrets, know-how, methods, processes, protocols, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as laboratory notebooks, samples, studies and summaries), and all rights under, in or to any of the foregoing that may exist or be created under the Laws of any jurisdiction in the world;

“Interim Order” means the interim order of the Court made in connection with the Arrangement in a form acceptable to the Offerors and Levon, acting reasonably, providing for, among other things, the calling and holding of the Levon Meeting, as the same may be amended, supplemented or varied by the Court;

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“IVA” means Impuesto al Valor Agregado, a Mexican value added tax;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set out in Schedule C hereto;

“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, set out in Schedule D hereto;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities;

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding, (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel;

“Levon Board” means the board of directors of Levon as the same is constituted from time to time;

“Levon Circular” means the notice of the Levon Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Levon Securityholders in connection with the Levon Meeting, as amended, supplemented or otherwise modified from time to time;

“Levon Disclosure Letter” means the disclosure letter executed by Levon and delivered to SciVac on the date hereof in connection with the execution of this Agreement;

“Levon Financial Statements” has the meaning ascribed thereto in Section 3.1(j);

“Levon Lock-Up Agreements” means the lock-up agreements between Levon and each of the SciVac Securityholders, substantially in the form of Schedule E;

“Levon Meeting” means the special meeting of Levon Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

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“Levon Mineral Properties” means all mining claims (whether patented or unpatented), concessions, leases, licences, surface rights or other rights to explore for, exploit, develop, mine or produce minerals which any of Levon or any of its subsidiaries owns, has an interest in, or has a right or option to acquire or use, including without limitation the Cordero Property, together with all joint venture, earn-in and other Contracts and royalties or other similar rights and all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Levon Mineral Properties in Levon’s possession or control relating to such Levon Mineral Properties;

“Levon Optionholders” means the holders of Levon Options;

“Levon Options” means the outstanding options to purchase Levon Shares granted under or otherwise subject to the Levon Stock Option Plan, as set forth in the Levon Disclosure Letter;

“Levon Public Disclosure Record” means all documents and information filed by Levon under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR) and on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR), during the period commencing April 1, 2012 and ending on the Effective Date, which are publicly available as of the date hereof or as of the Effective Date;

“Levon Securityholder Approval” has the meaning ascribed to such term in Section 2.2(a)(ii);

“Levon Securityholders” means, collectively, the Levon Shareholders and the Levon Optionholders;

“Levon Shareholders” means the holders of Levon Shares;

“Levon Shares” means the common shares in the authorized share structure of Levon, as currently constituted;

“Levon Stock Option Plan” means the Stock Option Plan of Levon approved by Levon’s shareholders dated September 21, 2012, as amended;

“Levon Subsidiaries” means Valley High Ventures Ltd., Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan, S.A. de C.V. and Minera El Camino, S.A. de C.V. Aphrodite Asset Holdings Ltd., Citrine Investments Limited and Turney Assets Limited.

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

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“Loans” means the loans made by certain SciVac Securityholders to SciVac;

“Locked-Up Shareholders” means each of the officers and directors of Levon, and any Person under such officer’s or director’s control that holds Levon Shares or Levon Options;

“Material Adverse Effect” means, in respect of any Party, any change, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, effects, events, circumstances, facts or occurrences, is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of that Person and its subsidiaries, taken as a whole, except any change, effect, event, circumstance, fact or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby; (ii) general political, economic or financial conditions, including in Israel, Mexico, Canada or the United States; (iii) the state of securities or commodity markets in general (provided that it does not have a materially disproportionate effect on that Person relative to comparable companies); (iv) the commencement or continuation of any war, armed hostilities or acts of terrorism; (v) any decrease in the trading price or any decline in the trading volume of that Person’s securities (it being understood that the causes underlying such change in trading price or trading volume (other than those in items (i) to (iv) above and (vi) to (viii) below) may be taken into account in determining whether a Material Adverse Effect has occurred); (vi) any actions taken (or omitted to be taken) by a Party upon the written request of any other Party; (vii) any changes in applicable Laws or IFRS, including authoritative interpretations thereof; or (viii) earthquakes, hurricanes, other natural disasters or acts of god.

“Material Contracts” means, in respect of any Party, any Contract: (i) which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Party; (ii) under which such Party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $100,000; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $1,000,000; (iv) providing for the establishment, organization or formation of any partnership or joint venture; (v) under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $50,000 over the remaining term of the Contract; (vi) that limits or restricts such Party or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; (vii) any capital lease or any other lease or other Contract relating to tangible personal property providing for annual rental payments in excess of $50,000; (viii) any lease in respect of real property; (ix) under which such Party is, or may become, obligated to pay any amount in respect of indemnification obligations, purchase price adjustment or otherwise in connection with any (a) acquisition or disposition of assets or securities (other than the sale of inventory in the ordinary course of business), (b) merger, consolidation or other business combination or (c) series or group of related transactions or events of the type specified in the immediately preceding clauses (a) and (b); (x) under which any other Person has guaranteed any debt of such Party; (xi) under which such Party is, or may become, obligated to incur or pay any severance payment or special compensation obligations which would become payable by reason of this Agreement or the transactions contemplated hereby; (xii) that is a profit sharing, equity option, equity purchase, equity appreciation, deferred compensation, severance or other plan or arrangement for the benefit of such Party’s current or former directors, shareholders, officers or employees, consultants or independent contractors; (xiii) in respect of any settlement, conciliation or similar arrangement or obligation imposing an obligation on such Party after the Effective Date; or (xiv) that is otherwise material to such Party and its subsidiaries, considered as a whole; and, for greater certainty, in respect of Levon includes the Material Contracts listed in Section 3.1(r) of the Levon Disclosure Letter, and in respect of SciVac, includes the Material Contracts listed in Section 4.1(o) of the SciVac Disclosure Letter;

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“material change” has the meaning ascribed thereto in the Securities Act;

“material fact” has the meaning ascribed thereto in the Securities Act;

“MD&A” has the meaning ascribed thereto in Section 3.1(j);

“MI 61-101” means Multilateral Instrument 61-101 – Take-Over Bids and Special Transactions;

“Name Change” means the change of Levon’s name from “Levon Resources Ltd.” to SciVac Inc. or such other name as may be approved by SciVac in its sole discretion;

“New Levon Shares” means the common shares in the authorized share structure of Levon to be created and issued under the Arrangement;

“NIS” means New Israeli Shekels;

“Offerors” has the meaning set forth in Recital A;

“Outside Date” means December 31, 2015, or such later date as may be agreed to in writing by the Parties;

“Parties” means SciVac, Levon, and Spinco, and “Party” means any one of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“Person” includes an individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form and on the terms set out in Schedule A hereto, and any amendments or variations thereto made in accordance with Section 10.1 or the Plan of Arrangement;

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“Related Party Transaction” has the meaning given thereto in MI 61-101;

“Registered IP” means all Intellectual Property that is registered, filed or issued with, by or under the authority of any Governmental Entity, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, groundwater or property;

“Representatives” means, collectively, in respect of a Person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person’s affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

“Response Period” has the meaning ascribed to such term in Section 7.3(a);

“Retained Assets” means the following assets of Levon: (i) CAD$27,000,000 in cash; and (ii) all minute books of Levon and copies of all books, ledgers, files, lists, reports, operating records, correspondence, and other data and information, including all data and information stored on computer-related or other electronic media, relating to Taxes of Levon or which may reasonably be required by Levon after the Effective Time in connection with Returns, for audit purposes or in connection with required public disclosure pursuant to applicable Securities Laws or stock exchange rules.

“Returns” means all reports, forms, elections, designations, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“SciVac Disclosure Letter” means the disclosure letter executed by SciVac and delivered to Levon on the date hereof in connection with the execution of this Agreement;

“SciVac Financial Statements” has the meaning ascribed thereto in Section 4.1(i);

“SciVac IP” means: (a) all Intellectual Property relating to the SciVac Products in which SciVac and its subsidiaries have an ownership interest; and (b) all other Intellectual Property which SciVac and its sole subsidiary use and exploit in connection with the manufacture, use, testing, sale, licence or other commercialization of the SciVac Products;

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“SciVac Lock-Up Agreements” means the lock-up agreements between SciVac and each of the Locked-Up Shareholders, substantially in the form of Schedule F;

“SciVac Products” mean the Sci-B-VacTM hepatitis B vaccine and other product candidates based on SciVac’s drug development programs targeting hepatitis B virus, as currently under development;

“SciVac Securityholders” means the Offerors, the holders of the Capital Notes and the holders of the Loans;

“SciVac Shares” means the ordinary shares, nominal value NIS 1.00 per share, in the authorized share capital of SciVac, as currently constituted;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” hast the meaning ascribed thereto in Section 2.2(c).

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the securities commissions or other securities regulatory authorities in each of the provinces of Canada other than Quebec, and the SEC, collectively;

“Securities Laws” means the Securities Act, the U.S. Securities Act and the U.S. Exchange Act, together with all other applicable Canadian provincial or U.S. securities laws, rules and regulations and published policies thereunder, as applicable, as now in effect and as they may be promulgated or amended from time to time;

“Special Committee” means the special committee of the Levon Board formed to consider the Arrangement;

“Spinco Assets” means all of the assets of Levon (including, for greater certainty, the assets listed in Schedule G) other than the Retained Assets;

“Spinco Assumption Agreement” has the meaning ascribed thereto in Section 5.4(a)(ii);

“Spinco Disposition” means the distribution by Levon of Spinco Shares to Levon Shareholders pursuant to the Arrangement;

“Spinco Information” means the information included in the Levon Circular describing Spinco and the business, operations and affairs of Spinco, including any related financial statements and information regarding the Spinco Shares;

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“Spinco Liabilities” means all liabilities or obligations of any type whatsoever (whether contingent or absolute, and including all future obligations) of Levon and its subsidiaries that, following the Effective Time, Levon or any of its subsidiaries pays or discharges, or is legally or otherwise obliged to pay or discharge, but which relates to or was incurred or accrued the period prior to the Effective Time, including, without limitation, (i) any Employee Obligations, (ii) any Environmental Liabilities, (iii) all liabilities or obligations of any type whatsoever of Levon in connection with any Tax which is payable to any Governmental Entity, including any Tax in connection with either (a) the Spinco Reorganization or (b) in respect of the Spinco Disposition (but only to the extent that such Tax is payable after Levon has claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for the taxation year of Levon that includes the Spinco Reorganization and the Spinco Disposition, (iv) all costs of Spinco in connection with the Arrangement or the listing of the Spinco Shares on a stock exchange and (v) all costs of Levon’s legal, financial, accounting and other advisors of Levon in connection with this Agreement and the transactions contemplated hereby, including the Arrangement;

“Spinco Purchase and Sale Agreement” has the meaning ascribed thereto in Section 5.4(a)(i);

“Spinco Reorganization” has the meaning ascribed thereto in Section 5.4(a)(ii);

“Spinco Shares” means the common shares in the authorized share capital of Spinco;

“subsidiary” means, with respect to any specified Person, any other Person of which such specified Person will, at the time, directly or indirectly through one or more subsidiaries, (a) own at least 50% of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally, (b) hold at least 50% of the partnership, limited liability company, joint venture or similar interests or (c) be a general partner, managing member or joint venturer;

“Superior Proposal” means a bona fide unsolicited, written Acquisition Proposal made after the date of this Agreement that:

(i)	did not result from a breach of Section 7.1 or Section 7.2 by Levon or its Representatives;

(ii)

relates to the acquisition of not less than 50% of the outstanding Levon Shares (other than Levon Shares owned by the Person making the Acquisition Proposal together with its affiliates) or not less than 50% of the consolidated assets of Levon and its subsidiaries;

(iii)

is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal;

(iv)	if it relates to the acquisition of outstanding Levon Shares, is made available to all Levon Shareholders on the same terms and conditions;

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(v)

if subject to a due diligence or access condition, such access shall not continue beyond the 10th Business Day after the day on which access is first afford to the person making the Acquisition Proposal and provided the foregoing shall not restrict the ability of such third party to continue to review information provide to it by Levon beyond such due diligence period;

(vi)

is fully financed or in respect of which the Levon Board has concluded, in good faith and after receiving the advice of its outside legal and financial advisors, there is a reasonable likelihood that any required financing will be obtained without undue delays or conditions; and

(vii)	in respect of which the Levon Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that:

(A)	failure to recommend such Acquisition Proposal to the Levon Securityholders would be inconsistent with its fiduciary duties under applicable Law; and

(B)

having regard to all of its terms and conditions, such Acquisition Proposal, would likely, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Levon Securityholders from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by SciVac pursuant to Section 7.3(b));

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.3(a);

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” in respect of a Party means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, British Columbia and other government pension plan premiums or contributions and other governmental charges, IVA and other obligations of the same or of a similar nature to any of the foregoing, which such Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise;

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“Termination Fee” has the meaning ascribed thereto in Section 9.3(a);

“Termination Fee Event” has the meaning ascribed thereto in Section 9.3(a);

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time, may be amended;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for Any Action

If the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” or “CAD$” refers to Canadian dollars.

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1.6 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7 Knowledge

In this Agreement:

(a)

references to “the knowledge of Levon” mean the actual collective knowledge of Ron Tremblay and Annie Chan in their capacities as Chief Executive Officer and Chief Financial Officer, respectively, of Levon, each of whom will be deemed to additionally have knowledge of all such matters as he or she would have discovered, had he or she made reasonable inquiries, including reasonable inquiries of the officers and directors of Levon and its subsidiaries; and

(b)

references to “the knowledge of SciVac” mean the actual collective knowledge of Dr. Curtis Lockshin and James J. Martin, in their capacities as Chief Executive Officer and Chief Financial Officer, respectively, of SciVac, each of whom will be deemed to additionally have knowledge of all such matters as he would have discovered, had he made reasonable inquiries, including reasonable inquiries of the officers and directors of SciVac and its sole subsidiary.

1.8 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Key Regulatory Approvals
Schedule D	-	Key Third Party Consents
Schedule E	-	Form of Levon Lock-Up Agreement
Schedule F	-	Form of SciVac Lock-Up Agreement
Schedule G	-	Spinco Assets

ARTICLE 2

THE ARRANGEMENT

2.1 Transactions

SciVac, Levon and Spinco agree to achieve the following in connection with or as a result of the completion of, the Plan of Arrangement:

(a)	Levon will undertake the Spinco Reorganization to complete the transfer of the Spinco Assets and the Spinco Liabilities to Spinco immediately prior to the Effective Time;

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(b)	Pursuant to the Plan of Arrangement:

(i)	Levon Options outstanding at the Effective Time shall be surrendered and transferred to Levon and cancelled;

(ii)

a reorganization of the capital of Levon involving: (A) the redesignation of all of the Levon Shares as “Class A” Shares; (B) the creation of the New Levon Shares; and (C) the transfer by every Levon Shareholder of all outstanding Levon Shares to Levon in exchange for one New Levon Share and 0.5 of a Spinco Share for each Levon Share, with the result that the Levon Shareholders receive the Spinco Shares as a return of capital and the aggregate paid-up capital of the New Levon Shares shall be equal to the aggregate paid-up capital of the Levon Shares, reduced by the aggregate value of the Spinco Shares;

(iii)

the transfer by the SciVac Securityholders to Levon of all of the outstanding SciVac Shares, the Capital Notes and the Loans in exchange for the issuance by Levon to, or at the direction of, the SciVac Securityholders of their respective pro rata portions of an aggregate number of New Levon Shares representing 68.4% of the issued and outstanding New Levon Shares, on a fully diluted basis, as of immediately following the Effective Time; and

(iv)	the Name Change.

2.2 Court Orders

Levon shall apply to the Court, in a manner acceptable to SciVac, acting reasonably, pursuant to Section 291 of the BCBCA for the Interim Order and the Final Order as follows:

(a)

As soon as reasonably practicable following the date of execution of this Agreement, but in any event not later than April 30, 2015, Levon shall prepare, file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Levon Meeting and the manner in which such notice is to be provided;

(ii)

that the requisite approval for the Arrangement Resolution shall be at least 66-2/3% of the votes cast on the Arrangement Resolution by Levon Shareholders and by at least 66-2/3% of the votes cast on the Arrangement Resolution by the Levon Securityholders voting as a single class (with each Levon Optionholder being entitled to that number of votes equal to the number of Levon Shares that would be issued to such holder on the record date for the meeting pursuant to Section 2.1(b)(i), in each case present in person or represented by proxy at the Levon Meeting (the “Levon Securityholder Approval”);

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(iii)	that in all other respects, the terms, conditions and restrictions of the Levon constating documents, including quorum requirements and other matters, shall apply in respect of the Levon Meeting;

(iv)

for the grant of the Dissent Rights to registered holders of Levon Shares and Levon Optionholders, which Dissent Rights shall provide for written objection to any Arrangement Resolution to be sent to Levon by such Levon Securityholders who wish to dissent at least two days before the Levon Meeting;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)

that the Levon Meeting may be adjourned or postponed from time to time by management of Levon without the need for additional approval of the Court; and (vii) that the record date for Levon Securityholders entitled to notice of and to vote at the Levon Meeting will not change in respect of any adjournment(s) or postponement(s) of the Levon Meeting.

(b)	Levon shall use all commercially reasonable efforts to obtain TSX’s conditional approval of the listing of all New Levon Shares to be issued pursuant to the Arrangement.

(c)

The Parties agree that the Arrangement will be carried out with the intention that all Levon Shares issued to Levon Optionholders and all New Levon Shares and Spinco Shares issued to the Levon Shareholders and all Acquired Levon Shares issued to the SciVac Securityholders, in each case pursuant to the Arrangement, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(i)	the Arrangement will be subject to the approval of the Court;

(ii)

the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption based on the Court’s approval of the Arrangement prior to the hearing of the Court required to approve the Arrangement;

(iii)

the Court will be invited to satisfy itself and find, prior to approving the Arrangement, that the Arrangement is fair and reasonable, both procedurally and substantively, to the Levon Securityholders;

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(iv)

(a) SciVac will ensure that each SciVac Securityholder entitled to receive New Levon Shares, and (b) Levon will ensure that each Levon Securityholder entitled to receive New Levon Shares or Spinco Shares, in each case pursuant to the Arrangement, will be given adequate notice advising such SciVac Securityholder or Levon Securityholder, as applicable, of his or her right to attend the hearing of the Court with respect to the application for the Final Order (the “Final Application”) and provide each with sufficient information necessary for him or her to exercise that right;

(v)	the Interim Order will specify that each Levon Securityholder will have the right to appear before the Court at the Final Application so long as they enter an appearance within a reasonable time; and

(vi)	the Final Order shall include statements substantially to the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Levon Resources Ltd. pursuant to the Plan of Arrangement”; and The Arrangement is fair and reasonable, both procedurally and substantively, to the Levon Securityholders.”

2.3 Levon Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)

Levon agrees to convene and conduct the Levon Meeting for the purposes of considering the Arrangement Resolution in accordance with the Interim Order, Levon’s constating documents and applicable Laws as soon as reasonably practicable and in any event on or before June 30, 2015; provided, however, that if Levon receives an Acquisition Proposal within seven Business Days prior to the date scheduled for the Levon Meeting, then the Levon Board shall be permitted to postpone or adjourn that meeting for a period of up to 15 days in order to review and consider such Acquisition Proposal and, if the Levon Board ultimately determines it to be a Superior Proposal, to observe and satisfy the Response Period, all as contemplated in Article 7 and Article 9 hereof (and to postpone the Levon Meeting to a day not more than five Business Days following the expiry of the Response Period, if requested by SciVac to do so); and provided further that, in exercising the right to postpone or adjourn set out in this Section 2.3(a), Levon shall not be permitted to change the record date for its meeting, unless required by applicable Law. For purposes of this Section 2.3(a), all references to “20%” in the definition of “Acquisition Proposal” shall instead be references to “51%”.

(b)

Levon will use all commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by SciVac and at SciVac’s cost, by using proxy solicitation services, designated by SciVac, in compliance with any Laws applicable to the solicitation of proxies. Levon shall instruct Levon’s transfer agent and any such proxy solicitation agents to report to SciVac concurrently with their reports to Levon, and to advise SciVac as SciVac may reasonably request, and on a daily basis on each of the last ten (10) Business Days prior to the Levon Meeting, as to the aggregate tally of the proxies received by Levon in respect of the Arrangement Resolution.

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(c)

Levon will promptly advise SciVac of any written notice of dissent or purported exercise by any Levon Securityholder of Dissent Rights received by Levon in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Levon and, subject to applicable Law, any written communications sent by or on behalf of Levon to any Levon Securityholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. Subject to applicable Law, Levon shall provide a copy of any written communication it proposes to send to any Levon Securityholder exercising or purporting to exercise Dissent rights in relation to the Arrangement Resolution and provide SciVac and its Representatives a reasonable period of time to review and comment on such written communication prior to Levon’s transmitting such communication to such Levon Securityholder, and Levon shall give reasonable and good faith consideration to all additions, deletions or changes suggested thereto by SciVac and its Representatives.

(d)

Within five days of execution of this Agreement and as soon as practicable after the record date for the Levon Meeting, Levon will deliver or cause to be delivered by its transfer agent and provided to SciVac a list of the holders of Levon Shares, and will deliver to SciVac thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in electronic format if available from the Levon’s transfer agent.

2.4 Levon Circular

(a)

Levon shall prepare the Levon Circular in compliance with applicable Securities Laws and file the Levon Circular on a timely basis, and in any event on or before May 15, 2015 in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required. Without limiting the generality of the foregoing, Levon shall, in consultation with SciVac, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in Section 2.20 thereof.

(b)

Levon shall ensure that the Levon Circular complies with applicable Securities Laws, and, without limiting the generality of the foregoing, that the Levon Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to SciVac or the SciVac Securityholders and provided by SciVac in writing) and shall provide Levon Securityholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Levon Meeting. Subject to Sections 7.1 to 7.3, the Levon Circular will include the unanimous recommendation of the Levon Board that Levon Securityholders vote in favour of the Arrangement Resolution, and a statement that each director of Levon intends to vote all of such director’s Levon Shares and Levon Options in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the SciVac Lock-up Agreements.

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(c)

SciVac will furnish to Levon all such information regarding SciVac, its affiliates and the SciVac Securityholders as may be reasonably required by Levon in the preparation of the Levon Circular and other documents related thereto. SciVac shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Levon Circular in order to make any information so furnished or any information concerning SciVac, its affiliates and the SciVac Securityholders not misleading in light of the circumstances in which it is disclosed. Subject to Section 2.4(d), SciVac shall also provide Levon with disclosure regarding SciVac that is reasonably sufficient to allow Levon to rely upon the Section 3(a)(10) Exemption with respect to the distribution of New Levon Shares, Spinco Shares and Acquired Levon Shares pursuant to the transactions described herein, and Levon shall include such disclosure in the form provided by SciVac in the Levon Circular.

(d)

SciVac and its Representatives shall be given a reasonable opportunity to review and comment on the Levon Circular, prior to the Levon Circular being printed and mailed to Levon Securityholders and filed with the Securities Authorities, and Levon shall give reasonable consideration to all additions, deletions or changes suggested thereto by SciVac and its Representatives; provided that all information relating to SciVac included in the Levon Circular shall be in form and content satisfactory to SciVac, acting reasonably. Levon shall provide SciVac with a final copy of the Levon Circular prior to mailing to the Levon Securityholders.

(e)

Levon and SciVac shall each promptly notify the other if at any time before the Effective Date, any of them becomes aware (in the case of Levon only with respect to Levon and Spinco and in the case of SciVac only with respect to SciVac and the SciVac Securityholders) that the Levon Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Levon Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Levon Circular, as required or appropriate, and Levon shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Levon Circular to Levon Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.5 Final Order

If (i) the Interim Order is obtained, and (ii) the Arrangement Resolution is passed at the Levon Meeting by the Levon Securityholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, Levon shall as soon as reasonably practicable thereafter and in any event within two Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA.

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2.6 Court Proceedings

Subject to the terms of this Agreement, SciVac will cooperate with, assist and consent to Levon seeking the Interim Order and the Final Order, including by providing Levon on a timely basis any information required to be supplied by SciVac or the SciVac Securityholders in connection therewith. Levon will provide legal counsel to SciVac with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Levon will also provide legal counsel to SciVac on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Levon or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Levon will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with SciVac’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require SciVac or the SciVac Securityholders to agree or consent to any modifications or amendments to such filed or served materials that reduce the economic benefits contemplated hereunder to flow to the SciVac Securityholders or expand or increase SciVac’s or the SciVac Securityholders’ obligations set forth in this Agreement.

2.7 Effect on the Arrangement and Effective Date

Subject to the satisfaction or, where not prohibited by applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited by applicable Law, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Arrangement Resolution having been approved and adopted by the Levon Securityholders at the Levon Meeting, in accordance with the Interim Order and Levon obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date.

2.8 Preparation of Filings

The Parties shall cooperate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of them to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

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2.9 Announcement and Shareholder Communications

Levon and SciVac shall issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text of such announcement to be in a form approved by each of Levon and SciVac in advance, acting reasonably and without delay. Each Party shall consult with the other Parties prior to issuing any other press releases or otherwise making public written statements with respect to the Arrangement or this Agreement and shall provide the other Party with a reasonable opportunity to review and comment on all such press releases or public written statements prior to the release thereof. Levon and SciVac agree to cooperate in the preparation of presentations, if any, to Levon Securityholders regarding the Plan of Arrangement; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.10 Withholding Taxes

Levon, Spinco and the Depositary shall be entitled to deduct and withhold from all dividends, distributions, other payments or other consideration payable to any person such amounts as Levon, Spinco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF LEVON

3.1 Representations and Warranties

Levon hereby represents and warrants to and in favour of SciVac as follows, except to the extent that such representations and warranties are qualified by the Levon Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that SciVac is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Opinion of Financial Advisor to the Special Committee and Directors’ Approvals.

As of the date hereof:

(i)

the Special Committee and the Levon Board has received the opinion of Cassel Salpeter & Co., LLC to the effect that, as of the date of such opinion, based upon and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, as of such opinion, the aggregate number of New Levon Shares to be issued by Levon to the SciVac Securityholders in exchange for the SciVac Shares, Capital Notes and Loans in the Arrangement after giving effect to the Spinco Disposition pursuant to this Agreement, was fair, from a financial point of view, to Levon; and

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(ii)

the Levon Board, after consultation with its financial and legal advisors, and based upon the unanimous recommendation of the Special Committee, has determined that the Arrangement is in the best interests of Levon and is fair to the Levon Securityholders and accordingly has resolved unanimously to recommend to the Levon Securityholders that they vote in favour of the Arrangement Resolution. The Levon Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)

Organization and Qualification. Levon is a corporation duly incorporated, amalgamated, continued or created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. A true and complete copy of the constating documents of Levon has been provided to SciVac. Levon is duly registered, licensed or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing or to have such permits would not have, or be expected to have, a Material Adverse Effect on Levon.

(c)

Authority Relative to this Agreement. Levon has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Levon as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Levon and the performance by Levon of its obligations under this Agreement have been duly authorized by the Levon Board and except for obtaining Levon Securityholder Approval, the Interim Order and the Final Order in the manner contemplated herein, and providing the Registrar of Companies under the BCBCA any records, information or other documents required by him in connection with the Arrangement, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement, other than with respect to the Circular and other matters relating thereto, the approval of the Levon Board. This Agreement has been duly executed and delivered by Levon and, constitutes a legal, valid and binding obligation of Levon, enforceable against Levon in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

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(d)

No Violation. Except as set forth in Section 3.1(d) of the Levon Disclosure Letter, neither the authorization, execution and delivery of this Agreement by Levon nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations hereunder or thereunder will:

(i)

result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(A)	its or any Levon subsidiary’s articles, charters or by-laws or other comparable organizational documents;

(B)

any Permit or Material Contract to which Levon or any of the Levon subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Levon or any of the Levon subsidiaries is bound; or

(C)	any Laws, regulation, order, judgment or decree applicable to Levon or the Levon subsidiaries;

(ii)

give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitations under any note, bond, mortgage, indenture, Material Contract, license, franchise or Permit to which Levon is a party;

(iii)	result in the imposition of any Lien upon any of the property or assets of Levon;

(iv)	give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

(v)

restrict, hinder, impair or limit the ability of Levon to conduct its business as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Levon; or

(vi)

result in any material payment (including retention, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Levon or any of the Levon subsidiaries, or increase any benefit payable to such director, officer or employee by Levon or any of the Levon subsidiaries, or result in the acceleration of the time of payment or vesting of any such benefits.

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(e)

Required Consents. No consents, approvals and notices required from any third party under any Material Contracts of Levon or any of the Levon subsidiaries in order for Levon and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement (including the transfer of the Levon Mineral Properties and Spinco Assets to Spinco and the assumption by Spinco of the Spinco Liabilities) and the Arrangement pursuant to the Plan of Arrangement.

(f)

Capitalization. The authorized share capital of Levon consists of an unlimited number of Levon Shares. As of the close of business on March 18, 2015, there were issued and outstanding 231,564,423 Levon Shares. As of the close of business on March 18, 2015, an aggregate of up to 21,965,000 Levon Shares were issuable upon the exercise of Levon Options. Except for the Levon Options and the Plan of Arrangement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Levon of any securities of Levon (including Levon Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Levon (including Levon Shares) or any subsidiary of Levon. All outstanding Levon Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Levon Shares issuable upon the exercise of Levon Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights or any applicable rules or policies of the TSX. All securities of Levon (including the Levon Shares and the Levon Options) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Levon Options, there are no securities of Levon or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Levon Shareholders on any matter. There are no outstanding contractual or other obligations of Levon or any of its subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Levon or any of its subsidiaries having the right to vote with the holders of the outstanding Levon Shares on any matters.

(g)

Ownership of Subsidiaries. Section 3.1(g) of the Levon Disclosure Letter lists, as of the date hereof, each Levon subsidiary (including its jurisdiction of incorporation or formation). All of the outstanding capital stock of, or other equity interests in, each Levon subsidiary is, directly or indirectly, owned by Levon. All the issued and outstanding shares of capital stock of, or other equity interests in, each such Levon subsidiary owned by Levon, to the extent applicable, have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by Levon free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or similar interests. Except as set forth in Section 3.1(g) of the Levon Disclosure Letter, Levon does not own, directly or indirectly any capital stock of, or other voting securities or equity or similar interests in, any corporation, partnership, joint venture, association, limited liability company or other entity or Person.

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(h)

Reporting Status and Securities Laws Matters. Levon is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador. The Levon Shares are listed on, and Levon is in compliance with the rules and policies of, the TSX. Levon is not subject to regulation by any other stock exchange. No delisting, suspension of trading in or cease trading order with respect to any securities of Levon and, to the knowledge of Levon, no inquiry or investigation (formal or informal) of any Securities Authority (including, for purposes of this paragraph, any similar authority in the United States) or the TSX is in effect or ongoing or, to the knowledge of Levon, expected to be implemented or undertaken.

(i)

Public Filings. Levon has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and the TSX. All such documents and information comprising the Levon Public Disclosure Record, as of their respective dates (or, if amended, as of the date of such amendment), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Levon Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities and the TSX. Levon has not filed any confidential material change report with any Securities Authorities or the TSX that at the date of this Agreement remains confidential.

(j)

Levon Financial Statements. Levon’s audited consolidated financial statements as at and for the fiscal years ended March 31, 2014, 2013 and 2012 (including the notes thereto) and related management’s discussion and analysis (“MD&A”) and Levon’s unaudited consolidated financial statements as at and for the nine months ended December 31, 2014 (collectively, the “Levon Financial Statements”) were prepared in accordance with IFRS consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Levon’s independent auditors, or (B) in the case of unaudited interim statements, are subject to normal period-end adjustments (none of which are material, individually or in the aggregate) and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly in all material respects the consolidated financial condition, results of operations, changes in financial position of Levon and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments, none of which are material, individually or in the aggregate) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Levon and its subsidiaries on a consolidated basis. There has been no material change in Levon’s accounting policies, except as described in the notes to the Levon Financial Statements, since March 31, 2013.

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(k)

Financial Reporting. Levon has not failed to disclose any information regarding any event, circumstance or action taken or failed to be taken within the knowledge of Levon as at the date of this Agreement which could reasonably be expected to have a Material Adverse Effect on Levon. To the knowledge of Levon, prior to the date of this Agreement there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the financial reporting of Levon. Since March 31, 2013, Levon has received no: (x) complaints from its auditors, the TSX or any Governmental Entity regarding accounting, internal accounting controls or auditing matters; or (y) expressions of concern from employees of Levon or any Levon subsidiary regarding questionable accounting or auditing matters.

(l)

Books and Records. The financial books, records and accounts of Levon and its subsidiaries: (i) have been maintained in all material respects in accordance with applicable Laws and IFRS on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions, acquisitions and dispositions of the assets of Levon and its subsidiaries in all material respects; and (iii) accurately and fairly reflect the basis for Levon Financial Statements.

(m)

Minute Books. The corporate minute books of Levon contain minutes of all meetings and resolutions of its board of directors and committees of such boards of directors or managers other than the Special Committee, as applicable, other than those portions of minutes of meetings reflecting discussions of the Arrangement, and shareholders or members, as applicable, held according to applicable Laws and are complete and accurate in all material respects.

(n)

No Undisclosed Liabilities. Levon and its subsidiaries have no outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Levon Financial Statements, or incurred in the ordinary course of business since the date of the most recent financial statements of Levon Financial Statements.

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(o)	No Material Change. Since March 31, 2014, except as contemplated by this Agreement:

(i)	Each of Levon and each subsidiary of Levon has conducted its business only in the ordinary and regular course of business;

(ii)	there has not occurred any event that constituted or with the passage of time would constitute a Material Adverse Effect in respect of Levon and its subsidiaries taken as a whole;

(iii)

the business and property of Levon and its subsidiaries conform in all material respects to the description thereof contained in the Levon Public Disclosure Record and there has not been any acquisition or sale by Levon or any of its subsidiaries of any material property or assets;

(iv)

other than in the ordinary course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Levon or any of its subsidiaries of any debt for borrowed money, any creation or assumption by Levon or any of its subsidiaries of any Lien or any making by Levon or any of its subsidiaries of any loan, advance or capital contribution to or investment in any other Person;

(v)	there has been no dividend or distribution of any kind declared, paid or made by Levon on any Levon Shares or any other securities of Levon;

(vi)	Levon has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Levon Shares; and

(vii)

there has not been any material increase in or modification of the compensation payable to or to become payable by Levon or any of its subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including the granting of Levon Options pursuant to the Levon Stock Option Plan) made to, for or with any of such directors, officers, employees or consultants.

(p)

Litigation. There is no claim, action, suit, grievance, complaint, proceeding or investigation that has been commenced or, to the knowledge of Levon, is threatened affecting Levon or the Levon subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, individually or in the aggregate, if determined adversely to Levon or the Levon subsidiaries, as the case may be, has or could reasonably be expected to result in liability to Levon in excess of $50,000. Neither Levon nor any of the Levon subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree.

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(q)	Taxes.

(i)

Levon has filed or caused or will cause to be filed all Returns required to be filed by applicable Law on or before the Effective Date. All such Returns are correct and complete in all material respects. Levon has timely paid all material Taxes that are due and payable by Levon, including all instalments on account of taxes for the current year that are due and payable by Levon whether or not assessed (or reassessed) by the appropriate Governmental Entity, and has, as applicable, timely remitted such Taxes to the appropriate Governmental Entity under applicable Law. There are no liens for Taxes upon any of the assets or properties of Levon except Liens for current Taxes not yet due and payable.

(ii)

There is no material dispute or claim, including any audit, investigation or examination by any Governmental Entity, actual, pending or, to the knowledge of Levon, threatened, concerning any Tax liability of Levon, no written notice of such an audit, investigation, examination, material dispute or claim has been received by Levon.

(iii)	Levon has not requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(A)	to file any Return (which has not since been filed) in respect of any Taxes for which Levon is or may be liable;

(B)	to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which Levon is or may be liable;

(C)	Levon is required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

(D)	any Governmental Entity may assess or collect Taxes for which Levon is liable.

(iv)

Levon has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any Person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Governmental Entity all Taxes and amounts it is required by applicable Law to so deduct or collect and remit.

(v)

Levon has not acquired property or services from, or disposed of property or provided services to, any Person with whom it does not deal at Arm’s Length for an amount that is other than the fair market value of such property or services.

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(vi)

For all transactions between Levon and any Person who is not resident in Canada for purposes of the Tax Act with whom Levon was not dealing at Arm’s Length, Levon has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(vii)

To Levon’s knowledge, no claim has ever been made by any Governmental Entity in a jurisdiction where Levon does not file Returns that Levon is or may be subject to Taxes or is required to file Returns in that jurisdiction.

(viii)

There are no rulings or closing agreements relating to Levon which could affect Levon’s liability for Taxes for any taxable period after the Effective Date. Levon has not requested an advance tax ruling from the Canada Revenue Agency or comparable rulings from other taxing authorities.

(ix)

Levon has maintained and continues to maintain in all material respects at its place of business in Canada all records and books of account required to be maintained under the Tax Act, the Excise Tax Act (Canada) and any comparable Law of any province or territory in Canada, including Laws relating to sales and use taxes.

(x)

The terms and conditions made or imposed in respect of every transaction (or series of transactions) between Levon and any Person that is (i) a non-resident of Canada for purposes of the Tax Act, and (ii) not dealing at Arm’s Length with Levon, do not differ from those that would have been made between Persons dealing at Arm’s Length.

(xi)

Levon is not party to or bound by any tax sharing agreement or tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity). Without limiting the generality of the foregoing, Levon has not entered into an agreement contemplated in Section 80.04 or 191.3, or subsection 18(2.3), 125(3), 127(13) to (17) or 127(20) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xii)

Levon will not be required to include in a tax period ending after the Effective Date any amount of net taxable income (after taking into account deductions claimed for such a period that relate to a prior period) attributable to income that accrued, or that was required to be reported for financial accounting purposes in a prior taxable period but that was not included in taxable income for that or another prior tax period.

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(xiii)

There are no transactions or events that have resulted, and no circumstances existing which could result, in the application of Sections 80, 80.01, 80.02, 80.03, 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xiv)

Levon has not incurred any deductible outlay or expense owing to a Person not dealing at Arm’s Length with Levon, the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the Tax Act, be included in Levon’s income for Canadian income tax purposes for any taxation year or fiscal period beginning on or after the Effective Date under paragraph 78(1)(a) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xv)

Levon has not acquired property from a Person not dealing at Arm’s Length with it in circumstances that would result in Levon becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(r)	Material Contracts. With respect to the Material Contracts of Levon:

(i)

Section 3.1(r) of the Levon Disclosure Letter includes a complete and accurate list of all Material Contracts to which Levon is bound, and that are currently in force and Levon has made available to SciVac for inspection true and complete copies of all such Material Contracts.

(ii)

All of the Material Contracts of Levon are in full force and effect, and Levon is entitled to all rights and benefits thereunder in accordance with the terms thereof. Levon has not waived any material rights under any Material Contracts and no material default or breach exists in respect thereof on the part of Levon or, to the knowledge of Levon, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iii)

All of the Material Contracts of Levon are valid and binding obligations of Levon, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iv)

As at the date hereof, Levon has not received written notice that any party to a Material Contract of Levon intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Levon, no such action has been threatened.

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(v)	Levon is not a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any way the business of Levon.

(s)	Environmental Matters.

(i)	Levon has carried on its business and operations in compliance in all material respects with all applicable Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	Levon has not received any written order, request or notice from any Person alleging a material violation by Levon of any Environmental Law;

(iii)

Levon (a) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (b) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and (c) is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any material Environmental Liabilities.

(t)

Compliance with Laws. Levon and its subsidiaries have complied in all material respects with and none are in material violation of, any applicable Laws. Levon has not received any written notices or other correspondence from any Governmental Entity regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material license, permit, authorization, approval, registration or consent of a Governmental Entity relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Levon to operate its business and which would have, or would reasonably be expected to have, a Material Adverse Effect on Levon.

(u)	Employment Matters.

(i)

Section 3.1(u) of the Levon Disclosure Letter sets forth a complete list of all employees and consultants of Levon, together with their titles, salaries and bonus (whether monetary or otherwise), and a list of the directors and the terms of their compensation. Other than as set forth in Section 3.1(u) of the Levon Disclosure Letter, no such employee is on long-term disability leave, extended absence or workers’ compensation leave.

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(ii)	Other than as set forth in Section 3.1(u) of the Levon Disclosure Letter, Levon is not:

(A)

a party to any written or oral agreement, arrangement, plan, obligation, policy or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Levon;

(B)

a party to any collective bargaining agreement or multiemployer plan nor, to the knowledge of Levon, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, or to the knowledge of Levon, pending or threatened strikes or lockouts at Levon; and

(C)

subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Levon, threatened, or any litigation, actual or, to the knowledge of Levon, threatened, relating to its employees or independent contractors (including any termination of such individuals).

(iii)

Levon has been and is now in compliance, in all material respects, with all applicable Laws with respect to employment and labour and there are no current, pending, or, to the knowledge of Levon, threatened proceedings before any Governmental Entity with respect to employment or labour.

(iv)

Other than the Levon Stock Option Plan, Levon has not, and is not subject to any present or future obligation or liability under, any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan, employee benefit plan or policy, employee group insurance plan, program policy or practice, formal or informal, with respect to its employees.

(v)

Related Party Transactions. With the exception of any contracts related to Levon Options, there are no Contracts or other transactions currently in place between Levon, on the one hand, and: (i) any officer or director of Levon or the Levon subsidiaries; (ii) any holder of record or, to the knowledge of Levon, beneficial owner of 10% or more of the Levon Shares; or (iii) any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(w)

Registration Rights. No Person has any right to compel Levon to register or otherwise qualify the Levon Shares (or any of them) or any other securities of Levon or any of its subsidiaries for public sale or distribution.

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(x)	Rights of Other Persons. No Person has any right of first refusal or option to purchase or any other right of participation in any of the properties or assets owned by Levon, or any part thereof.

(y)

Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Levon that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of Levon, any acquisition or disposition of property by Levon, or the conduct by Levon of its business as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Levon.

(z)

Brokers. Except as disclosed by Levon to SciVac, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Levon, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section 3.1(z) to the Levon Disclosure Letter.

(aa)

Insurance. As of the date hereof, Levon has such policies of insurance as are listed in Section 3.1(aa) of the Levon Disclosure Letter. All insurance maintained by Levon is in full force and effect and in good standing and is in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the mining industry in the locations in which Levon operates.

(bb)

United States Securities Laws. The common shares of Levon are registered under Section 12(g) of the U.S. Exchange Act and Levon is current in its reporting obligations with the SEC pursuant to the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Levon is not registered, and is not required to be registered, as an “investment company” under the United States Investment Company Act of 1940, as amended.

(cc)

Certain Business Practices. To the knowledge of Levon, neither Levon, the Levon subsidiaries nor any director, officer, agent or employee of Levon or the Levon subsidiaries (in their capacities as such) has:

(i)	used or agreed to use funds for contributions, gifts, entertainment or other purposes relating to political activity in violation of Law including the CFPOA or the FCPA; or

(ii)

made or agreed to make any payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns in violation of Law, including the CFPOA or the FCPA.

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3.2 Survival of Representations and Warranties

The representations and warranties of Levon contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by SciVac and its Representatives shall not mitigate, diminish or affect the representations and warranties of Levon pursuant to this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SCIVAC

4.1 Representations and Warranties

SciVac hereby represents and warrants to and in favour of Levon as follows, except to the extent that such representations and warranties are qualified by the SciVac Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Levon is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Authority Relative to this Agreement. SciVac has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by SciVac and the performance by it of its obligations hereunder have been duly authorized by its board of directors and shareholders and no other corporate proceedings on its part, including any consents of the Offerors, are necessary to authorize this Agreement or the Arrangement that have not been taken. This Agreement has been duly executed and delivered by SciVac and constitutes a legal, valid and binding obligation of SciVac, enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)

Organization and Qualification; Subsidiaries. SciVac and its sole subsidiary is a corporation or limited liability company, as applicable duly incorporated, amalgamated, continued or created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. SciVac and its sole subsidiary is duly registered, licensed or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such Permits would not have a Material Adverse Effect on SciVac.

(c)	No Material Change. Since December 31, 2014:

(i)	Each of SciVac and its sole subsidiary has conducted its business only in the ordinary and regular course of business;

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(ii)	there has not occurred any event that constituted or with the passage of time would constitute a Material Adverse Effect in respect of SciVac and its sole subsidiary taken as a whole;

(iii)	SciVac has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding SciVac Shares;

(iv)	SciVac has not effected any material change in its accounting methods, principles or practices;

(v)	there has been no dividend or distribution of any kind declared, paid or made by SciVac on any SciVac Shares;

(vi)

the business and property of SciVac and its sole subsidiary conform in all material respects to the description thereof contained in the documents made available to Levon in the electronic data room established by SciVac and there has not been any acquisition or sale by SciVac or its sole subsidiary of any material property or assets; and

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by SciVac or its sole subsidiary of any debt for borrowed money, any creation or assumption by SciVac or its sole subsidiary of any Lien or any making by SciVac of any loan, advance or capital contribution to or investment in any other Person.

(d)

No Violations. Neither the authorization, execution and delivery of this Agreement by SciVac nor the completion of the transactions contemplated by the Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by SciVac with any of the provisions hereof will:

(i)

result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of: (A) the articles of incorporation, by-laws or other constating documents of any Offeror or SciVac or its sole subsidiary, (B) any Permit or Material Contract to which any Offeror, SciVac or its sole subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any Offeror or SciVac is bound, or (C) any Law, regulation, order, judgment or decree applicable to any Offeror, SciVac, its sole subsidiary or any of their respective properties or assets.

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(ii)

give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitations under any note, bond, mortgage, indenture, Material Contract, license, franchise or Permit to which any Offeror, SciVac or its sole subsidiary is a party;

(iii)	give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(iv)

result in the imposition of any Lien upon any of the property or assets of SciVac or its sole subsidiary or restrict, hinder, impair or limit the ability of either SciVac or its sole subsidiary to conduct its business as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SciVac.

(e)

Required Consents. No consents, approvals and notices are required from any third party under any Material Contracts of SciVac in order for SciVac or its sole subsidiary to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)

Capitalization. The authorized share capital of SciVac consists of 100,000 SciVac Shares. As of the close of business on the date hereof, 1,242 SciVac Shares were issued and outstanding, and except as noted in Section 4.1(f) of the SciVac Disclosure Letter, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by SciVac of any securities of SciVac (including SciVac Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of SciVac (including SciVac Shares) or subsidiaries of SciVac. All outstanding SciVac Shares have been duly authorized and validly issued, are fully paid and non-assessable.

(g)

Ownership of Sole Subsidiary. Section 4.1(g) of the SciVac Disclosure Letter lists, as of the date hereof, SciVac’s sole subsidiary (including its jurisdiction of formation). All of the outstanding capital stock of, or other equity interests in, SciVac’s sole subsidiary is, directly or indirectly, owned by SciVac. All the issued and outstanding shares of capital stock of, or other equity interests in, SciVac’s sole subsidiary, to the extent applicable, have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by SciVac free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or similar interests. Except as set forth in Section 4.1(g) of the SciVac Disclosure Letter, SciVac does not own, directly or indirectly any capital stock of, or other voting securities or equity or similar interests in, any corporation, partnership, joint venture, association, limited liability company or other entity or Person.

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(h)	Reporting Status. SciVac is not and is not required to be a “reporting issuer” or the equivalent under the applicable Securities Laws of any jurisdiction.

(i)

SciVac Financial Statements. SciVac’s unaudited financial statements as at and for the fiscal years ended 2012, 2013 and 2014 (including the notes thereto) (collectively, the “SciVac Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto, and such statements are otherwise subject to normal period-end adjustments (none of which are material, individually or in the aggregate) and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly in all material respects the financial condition, results of operations and changes in financial position of SciVac as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments, none of which are material, individually or in the aggregate) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of SciVac and, to the extent applicable, its sole subsidiary on a consolidated basis. There has been no material change in SciVac’s accounting policies, except as described in the notes to the SciVac Financial Statements, since December 31, 2014.

(j)

Books and Records. The financial books, records and accounts of SciVac and its sole subsidiary: (i) have been maintained in all material respects in accordance with applicable Laws and GAAP or IFRS on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions, acquisitions and dispositions of the assets of SciVac and its sole subsidiary in all material respects; and (iii) accurately and fairly reflect in all material respect the basis for SciVac Financial Statements.

(k)

Minute Books. The corporate minute books of SciVac contain minutes of substantially all meetings and resolutions of its board of directors and committees of such boards of directors or managers, as applicable, other than those portions of minutes of meetings reflecting discussions of the Arrangement, and shareholders or members, as applicable, held according to applicable Laws and are complete and accurate in all material respects.

(l)

No Undisclosed Liabilities. SciVac and its sole subsidiary have no outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person other than those (i) fully disclosed or reflected or reserved in the SciVac Financial Statements, (ii) arising in the ordinary course of business consistent with past practice since December 31, 2014 and that have not had and would not reasonably be expected to have a Material Adverse Effect on SciVac, (iii) disclosed in Schedule 4.1(k) of the SciVac Disclosure Letter or (iv) pursuant to this Agreement or the Plan of Arrangement.

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(m)	Taxes. Except as set forth in Section 4.1(m) of the SciVac Disclosure Letter:

(i)

SciVac has filed or caused or will cause to be filed all Returns required to be filed by applicable Law on or before the Effective Date. All such Returns are correct and complete in all material respects. SciVac has timely paid all material Taxes that are due and payable by SciVac, including all instalments on account of taxes for the current year that are due and payable by SciVac whether or not assessed (or reassessed) by the appropriate Governmental Entity, and has, as applicable, timely remitted such Taxes to the appropriate Governmental Entity under applicable Law. SciVac and its sole subsidiary have no liability for unpaid Taxes that, in the aggregate, would be expected to have a Material Adverse Effect on SciVac. There are no liens for Taxes upon any of the assets or properties of SciVac except Liens for current Taxes not yet due and payable.

(ii)

There is no material dispute or claim, including any audit, investigation or examination by any Governmental Entity, actual, pending or, to the knowledge of SciVac, threatened, concerning any Tax liability of SciVac, no written notice of such an audit, investigation, examination, material dispute or claim has been received by SciVac.

(iii)	SciVac has not requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(A)	to file any Return (which has not since been filed) in respect of any Taxes for which SciVac is or may be liable;

(B)	to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which SciVac is or may be liable;

(C)	SciVac is required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

(D)	any Governmental Entity may assess or collect Taxes for which SciVac is liable.

(iv)

SciVac has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any Person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Governmental Entity all Taxes and amounts it is required by applicable Law to so deduct or collect and remit.

(v)

SciVac has not acquired property or services from, or disposed of property or provided services to, any Person with whom it does not deal at Arm’s Length for an amount that is other than the fair market value of such property or services.

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(vi)

To SciVac’s knowledge, no claim has ever been made by any Governmental Entity in a jurisdiction where SciVac does not file Returns that SciVac is or may be subject to Taxes or is required to file Returns in that jurisdiction.

(vii)

There are no rulings or closing agreements relating to SciVac which could affect SciVac’s liability for Taxes for any taxable period after the Effective Date. SciVac has not requested an advance tax ruling from the Canada Revenue Agency or comparable rulings from other taxing authorities.

(viii)	SciVac has maintained and continues to maintain in all material respects at its principal place of business all records and books of account required to be maintained under applicable Tax Laws.

(ix)

SciVac is not party to or bound by any tax sharing agreement or tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity).

(x)	SciVac has not acquired property from a Person not dealing at arm’s length with it in circumstances that would result in SciVac becoming liable to pay Taxes of such Person under applicable Tax Laws.

(xi)

SciVac will not be required to include in a tax period ending after the Effective Date any amount of net taxable income (after taking into account deductions claimed for such a period that relate to a prior period) attributable to income that accrued, or that was required to be reported for financial accounting purposes in a prior taxable period but that was not included in taxable income for that or another prior tax period

(n)

Litigation. Except as set forth in Section 4.1(n) of the SciVac Disclosure Letter, there are no material claims, actions, suits, grievances, complaints, investigations or proceedings pending or, to the knowledge of SciVac, threatened affecting SciVac or its sole subsidiary or affecting any of their respective material property or assets or Intellectual Property at law or in equity before or by any Governmental Entity. Neither SciVac nor its sole subsidiary nor any of their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(o)	Material Contracts. With respect to the Material Contracts of SciVac:

(i)

Section 4.1(o) of the SciVac Disclosure Letter includes a complete and accurate list of all Material Contracts to which SciVac and its sole subsidiary is bound, and that are currently in force and SciVac and its sole subsidiary have made available to Levon for inspection true and complete copies of all such Material Contracts.

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(ii)

All of the Material Contracts of SciVac and its sole subsidiary are in full force and effect, and SciVac and its sole subsidiary are entitled to all rights and benefits thereunder in accordance with the terms thereof. SciVac and its sole subsidiary have not waived any material rights under any Material Contract and no material default or breach exists in respect thereof on the part of SciVac or its sole subsidiary or, to the knowledge of SciVac or its sole subsidiary, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iii)

All of the Material Contracts of SciVac and its sole subsidiary are valid and binding obligations of SciVac and its sole subsidiary, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iv)

As at the date hereof, SciVac and its sole subsidiary have not received written notice that any party to a Material Contract of SciVac or its sole subsidiary intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of SciVac and its sole subsidiary, no such action has been threatened.

(v)	SciVac and its sole subsidiary are not a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any way the business of SciVac or its sole subsidiary.

(p)	Permits.

(i)

Each of SciVac and its sole subsidiary has obtained and is in material compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted; and

(ii)

there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in material compliance with such material Permits as are necessary to conduct the business of SciVac and its sole subsidiary as it is currently being conducted.

(q)

Expropriation. No part of the property or assets of SciVac or its sole subsidiary has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does SciVac know of any intent or proposal to give such notice or commence any such proceedings.

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(r)

Rights of Other Persons. No Person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by SciVac or its sole subsidiary, or any part thereof, except as disclosed in the SciVac Financial Statements.

(s)	Environmental Matters.

(i)

SciVac and its sole subsidiary have carried on their respective businesses and operations in compliance in all material respects with all applicable Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	neither SciVac nor its sole subsidiary has received any written order, request or notice from any Person alleging a material violation of any Environmental Law; and

(iii)

neither SciVac nor its sole subsidiary (a) is a party to any litigation or administrative proceeding, or is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (b) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws and (c) is involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that, in the case of each of the foregoing clauses (a), (b) and (c) would reasonably be expected to result in a Material Adverse Effect.

(t)	Intellectual Property.

(i)	SciVac does not own any Registered IP other than the registered trademarks identified on Section 4.1(t) of the SciVac Disclosure Letter.

(ii)

SciVac has delivered or made available to Levon in the electronic data room established by SciVac an accurate and complete copy of each standard form of the following documents and Contracts used by SciVac at any time: (A) terms and conditions with respect to the clinical testing, distribution, sale, or provisioning of any SciVac Product; (B) employee agreement or similar Contract containing any assignment or license of Intellectual Property or any confidentiality provision; or (C) consulting or independent contractor agreement or similar Contract containing any assignment or license of Intellectual Property or any confidentiality provision. Section 4.1(t) of the SciVac Disclosure Letter accurately identifies each Contract concerning the subject matter of (A), (B) or (C) that is material to SciVac and that deviates in any material respect from the corresponding standard form described above;

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(iii)

SciVac exclusively owns all right, title and interest to and in the SciVac IP (other than Intellectual Property licensed to the Company, as identified in Section 4.1(t) of the SciVac Disclosure Letter or pursuant to commercially available third party software and material transfer agreements entered into in the ordinary course of business) free and clear of any Liens. Without limiting the generality of the foregoing:

(A)

all documents and instruments required to perfect the rights of SciVac in the registered trademarks identified on Section 4.1(t) of the SciVac Disclosure Letter have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Entity;

(B)

no current or former officer or other employee, or any individual who is a current or former independent contractor, consultant or director, of SciVac or its subsidiaries, to the knowledge of SciVac, has any claim, right (whether or not currently exercisable) or interest to or in any SciVac IP and each such individual who is or was involved in the creation or development of any Intellectual Property for or on behalf of SciVac has signed a valid, enforceable agreement containing an assignment of all rights in and to such Intellectual Property to SciVac and confidentiality provisions protecting the SciVac IP;

(C)

SciVac and its sole subsidiary have taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information held by SciVac and its sole subsidiary, or purported to be held by SciVac and its sole subsidiary, as a trade secret;

(D)

none of SciVac and its sole subsidiary is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or SciVac and its sole subsidiary to grant or offer to any other Person any license or right to any SciVac IP; and

(E)

SciVac and its sole subsidiary own or otherwise have, and after the completion of the transactions contemplated by this Agreement, will continue to have, the right, through ownership, license or otherwise, to all Intellectual Property reasonably necessary to conduct the business of SciVac and its sole subsidiary as conducted as of the date of this Agreement;

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(iv)	all SciVac IP that is material to the business of SciVac and its sole subsidiary is valid, subsisting and enforceable;

(v)

neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, or would reasonably be expected to, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, create, impose or declare: (A) a loss of, or Lien on, any SciVac IP; (B) the release, disclosure or delivery of any SciVac IP by or to any escrow agent or other Person; or (C) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the SciVac IP;

(vi)

to the knowledge of SciVac, no Person has infringed, misappropriated or otherwise violated, and no Person is infringing, misappropriating or otherwise violating, any SciVac IP. Section 4.1(t) of the SciVac Disclosure Letter: (A) accurately identifies (and the Company has made available to Levon in the electronic data room established by SciVac an accurate and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to SciVac and its sole subsidiary or any Representative of SciVac and its sole subsidiary regarding any alleged or suspected infringement or misappropriation of any SciVac IP, as of the date of this Agreement; and (B) provides a brief description of the current status of the matter referred to in such letter, communication or correspondence;

(vii)

to the knowledge of SciVac, the conduct of the business of SciVac and its subsidiaries as previously conducted or as currently conducted including, without limitation, the development, manufacture, use, import, export, offer for sale, sale or other commercialization of any of the SciVac Products, does not and has not infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any valid Intellectual Property of any other Person. Section 4.1(t) of the SciVac Disclosure Letter: (A) accurately identifies (and the Company has made available to Levon in the electronic data room established by SciVac an accurate and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to SciVac and its subsidiaries or any Representative of any of SciVac and its subsidiaries, as of the date of this Agreement regarding any alleged or suspected infringement or misappropriation of any Intellectual Property of any other Person by SciVac and its subsidiaries or any of the SciVac Products; and (B) provides a brief description of the current status of the matter referred to in such letter, communication or correspondence;

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(viii)

no written notice of infringement, misappropriation or similar claim or Legal Proceeding involving infringement or misappropriation of any Intellectual Property of any other Person is or has been pending and served or, to the knowledge of SciVac, pending and not served or threatened against any SciVac and its subsidiaries or against any other Person who is, or has asserted or would reasonably be expected to assert that it is, entitled to be indemnified, defended, held harmless or reimbursed by SciVac and its subsidiaries with respect to such claim or proceeding (including any claim or Legal Proceeding that has been settled, dismissed or otherwise concluded);

(ix)

except as set forth in Section 4.1(t) of the SciVac Disclosure Letter, none of SciVac and its subsidiaries have transferred title to, or granted any exclusive license, or granted an option to acquire title or an exclusive license, with respect to, any material SciVac IP.

(x)

Section 4.1(t) of the SciVac Disclosure Letter lists all proceedings or actions known to SciVac before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any SciVac IP. No SciVac IP is the subject of any outstanding decree, order, judgment, settlement agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by SciVac and its sole subsidiary, or that may affect the validity, use or enforceability of such SciVac IP;

(xi)

SciVac and its sole subsidiary have not taken any action or failed to take any action that reasonably could be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any registered trademarks identified on Section 4.1(t) of the SciVac Disclosure Letter; and

(xii)

neither SciVac nor its sole subsidiary has entered into any services agreements relating to development, testing, manufacture or formulation of any SciVac Product under which the party performing such services has obtained rights to Intellectual Property covering such SciVac Products or their manufacture, formulation or use.

(u)	Status of SciVac Products.

(i)

SciVac or its sole subsidiary have all applicable Permits and approvals to market, use, import, export, distribute, offer for sale, sale or other commercialization of the Sci-B-VacTM hepatitis B vaccine in each of the jurisdictions set forth in Section 4.1(u) of the SciVac Disclosure Letter.

(ii)	There have been no adverse regulatory actions taken (nor, to the knowledge of SciVac, threatened in writing) by any Governmental Entity with respect to any SciVac Products.

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(v)	Compliance with Laws.

(i)

SciVac and its sole subsidiary have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on SciVac and have not received any written notices or other correspondence from any Governmental Entity regarding any circumstances that have existed or currently exist which would lead to a loss, suspension or a refusal to issue, any material license, permit, authorization, approval, registration or consent of a Governmental Entity relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of SciVac and its sole subsidiary to operate their respective businesses in a manner which would have a Material Adverse Effect on SciVac.

(ii)

To the knowledge of SciVac, the studies, tests and nonclinical, preclinical, safety, and clinical studies and testing, if any, conducted by SciVac and its sole subsidiary relating to any product of SciVac and its sole subsidiary, and, if still pending, are being conducted in all material respects in accordance with standard and accepted medical and professional scientific research procedures and all applicable Laws; the descriptions of the results of such studies, tests and trials provided to Levon are accurate in all material respects; none of SciVac and its sole subsidiary have received any written notices or correspondence from any applicable Governmental Entity requiring the termination, suspension, material modification or clinical hold of any such studies, tests or trials conducted by or on behalf of SciVac and its sole subsidiary, which termination, suspension, material modification or clinical hold would reasonably be expected to result in a Material Adverse Effect on SciVac. Research involving human subjects conducted by or on behalf of SciVac and its sole subsidiary: (i) was approved by an institutional review board, if required, (ii) had the informed consent of the subjects, if required, and (iii) to knowledge of SciVac, did not involve any investigator who has been disqualified as a clinical investigator by the United States Food and Drug Administration or any other Governmental Entity or has been found by any agency with jurisdiction to have engaged in scientific misconduct.

(w)	Employment Matters.

(i)

Section 4.1(w) of the SciVac Disclosure Letter sets forth a complete list of all employees and consultants of SciVac, together with their titles, salaries and bonus (whether monetary or otherwise), and a list of the directors and the terms of their compensation. Other than set forth in Section 4.1(w) of the SciVac Disclosure Letter, no such employee is on long-term disability leave, extended absence or workers’ compensation leave.

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(ii)	Other than set forth in Section 4.1(w) of the SciVac Disclosure Letter, SciVac is not:

(A)

a party to any written or oral agreement, arrangement, plan, obligation, policy or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of SciVac;

(B)

a party to any collective bargaining agreement or multiemployer plan nor, to the knowledge of SciVac, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, or to the knowledge of SciVac, pending or threatened strikes or lockouts at SciVac; and

(C)

subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of SciVac, threatened, or any litigation, actual or, to the knowledge of SciVac, threatened, relating to its employees or independent contractors (including any termination of such individuals).

(iii)

SciVac has been and is now in compliance, in all material respects, with all applicable Laws with respect to employment and labour and there are no current, pending, or, to the knowledge of SciVac, threatened proceedings before any Governmental Entity with respect to employment or labour.

(iv)

SciVac has not, and is not subject to any present or future obligation or liability under, any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan, employee benefit plan or policy, employee group insurance plan, program policy or practice, formal or informal, with respect to its employees.

(x)

Related Party Transactions. Except as set forth in Section 4.1(x) of the SciVac Disclosure Letter, there are no Contracts or other transactions currently in place between SciVac or its sole subsidiary , on the one hand, and: (i) any officer or director of SciVac or its sole subsidiary; (ii) any holder of record or, to the knowledge of SciVac, beneficial owner of 10% or more of the SciVac Shares; and (iii) any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(y)

Registration Rights. No Person has any right to compel SciVac to register or otherwise qualify the SciVac Shares (or any of them) or any other securities of SciVac or any of its subsidiaries for public sale or distribution.

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(z)

Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon SciVac or its sole subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on SciVac.

(aa)

Brokers. Except as disclosed by SciVac to Levon, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of SciVac, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section 4.1(aa) to the SciVac Disclosure Letter

(bb)

Insurance. As of the date hereof, SciVac has such policies of insurance as are listed in Section 4.1(bb) of the SciVac Disclosure Letter. All insurance maintained by SciVac is in full force and effect and is in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the industry and in the location in which SciVac operates.

(cc)

No Cease Trade. SciVac is not subject to any cease trade or other order of any applicable Securities Authority and, to the knowledge of SciVac, no investigation or other proceedings involving SciVac which may operate to prevent or restrict trading of any securities of SciVac are currently in progress or pending before any applicable Securities Authority.

(dd)	United States Securities Laws. SciVac is not registered, and is not required to be registered as, an “investment company” under the United States Investment Company Act of 1940, as amended.

(ee)

Certain Business Practices. To the knowledge of SciVac, neither SciVac, its sole subsidiary nor any director, officer, agent or employee of SciVac or its sole subsidiary (in their capacities as such) has:

(i)	used or agreed to use funds for contributions, gifts, entertainment or other purposes relating to political activity in violation of Law; or

(ii)	made or agreed to make any payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns in violation of Law.

4.2 Survival of Representations and Warranties

The representations and warranties of SciVac contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by Levon and its Representatives shall not mitigate, diminish or affect the representations and warranties of SciVac pursuant to this Agreement.

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ARTICLE 5

COVENANTS OF LEVON AND SCIVAC

5.1 Covenants of Levon Regarding the Conduct of Business

(a)

Levon covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, required by applicable Laws or any Governmental Entities or consented to by SciVac in writing (which consent shall not be unreasonably withheld or delayed), Levon shall, and shall cause each of its subsidiaries to conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or as disclosed in Section 5.1(a) of the Levon Disclosure Letter (including the transfer of the Spinco Assets to Spinco and the assumption of the Spinco Liabilities by Spinco, provided that such transfers and assumption are completed with prior notice to SciVac and in a manner acceptable to SciVac, acting reasonably), Levon shall not, and shall cause each of its subsidiaries not to, without the prior written consent of SciVac (such consent not to be unreasonably withheld, conditioned or delayed):

(i)	take any other than in the ordinary course of business or as otherwise required or permitted pursuant to this Agreement;

(ii)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Levon or any of its subsidiaries; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Levon or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Levon or its subsidiaries, other than the issuance of Levon Shares pursuant to the terms of the outstanding Levon Options; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Levon or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Levon or any of the Levon subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

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(iii)

(i) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person other than pursuant to a Contract in existence on the date hereof; (ii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances other than pursuant to a Contract in existence on the date hereof; (iii) waive, release, grant or transfer any rights of material value; or (iv) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(iv)

except in the ordinary course of business (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer any assets, securities, properties, interests or businesses of Levon; (ii) pay, discharge or satisfy any material liabilities or obligations; or (iii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(v)

other than as is necessary to comply with applicable Laws or Material Contracts, or in accordance with the Levon Stock Option Plan: (i) grant to any officer, employee, consultant or director of Levon or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, consultant or director of Levon or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee, consultant or director of Levon or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers, employees, consultants or former directors, officers, employees or consultants of Levon or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of Levon or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

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(vi)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Levon and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(vii)	declare any dividend, or make any other distribution whatsoever to its securityholders;

(viii)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Levon, or that would, after the Effective Time, limit or restrict in any material respect Levon from competing in any manner;

(ix)	waive, release or assign any material rights, claims or benefits of Levon;

(x)

(i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (iii) enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or enter into any modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(xi)

change any method of Tax accounting, make or change any Tax election, file any amended Tax return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(xii)

take any action or fail to take any action which action or failure to act would result, under any Securities Laws or any rules of the TSX, in the material loss, expiration or surrender of any right of Levon, or the loss of any material benefit of Levon, or that would reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of any rights of Levon necessary to conduct its businesses as proposed to be conducted upon completion of the Arrangement, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Permits or approvals;

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(xiii)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Levon to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(xiv)	agree, resolve or commit to do any of the foregoing.

(b)

Levon shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Levon or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.5, none of Levon or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

(c)	Levon shall promptly notify SciVac in writing of any circumstance or development that, to the knowledge of Levon, is or could reasonably be expected to constitute a Material Adverse Effect.

(d)	Levon shall be in compliance with the rules and policies of the TSX and the Levon Shares shall be listed for trading thereon.

5.2 Covenants of Levon Relating to the Arrangement

Levon shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Levon or any of its subsidiaries under this Agreement, co-operate with SciVac in connection therewith, and do or cause to be done all such further acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement, including the execution and delivery of such documents as the other Parties hereto may reasonably require. Without limiting the generality of the foregoing, Levon shall and, where applicable, shall cause its subsidiaries to:

(a)	use commercially reasonable efforts to obtain a SciVac Lock-up Agreement from Newmont Mining Corporation;

(b)

provide to SciVac at least seven (7) Business Days prior to the Effective Date (i) a reasonable estimate of the cash that will be held by Levon and its subsidiaries immediately before the Effective Time and (ii) a statement of all intercompany payables between Levon and the Levon subsidiaries, including Spinco, immediately prior to the Effective Time;

(c)

subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.5 and subject to Section 5.5, it shall use commercially reasonable efforts to cause to be delivered to SciVac on the Effective Date resignations, effective on the Effective Date or at such other time and in the manner requested by SciVac, of all of the directors, officers and employees of Levon designated in writing by SciVac, with nominees of SciVac to be appointed to the Levon Board immediately after each such resignation;

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(d)

apply for and use commercially reasonable efforts to obtain all required approvals from Governmental Entities, including the Key Regulatory Approvals, relating to Levon which are typically applied for by Levon and, in doing so, keep SciVac informed as to the status of the proceedings related to obtaining such approvals, including providing SciVac with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to SciVac’s outside counsel on an “external counsel” basis), in order for SciVac to provide its comments thereon, which shall be given due and reasonable consideration;

(e)

use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, including all Key Third Party Consents, as applicable;

(f)

take all commercially reasonable efforts steps to ensure that, on or prior to the Effective Date, the Spinco Assets have been duly transferred to Spinco and Spinco has assumed all of the Spinco Liabilities in a manner satisfactory to SciVac;

(g)

defend all lawsuits or other legal, regulatory or other proceedings against Levon or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

(h)	allow representatives of SciVac (including legal and financial advisors) to attend the Levon Meeting.

5.3 Disposition of Levon Mineral Properties Prior to the Effective Time.

(a)

Notwithstanding Sections 5.1 and 5.2, Levon may, at any time and from time to time prior to the Effective Time, sell, convey, grant, transfer, assign or set over (collectively, in this Section 5.3, a “disposition”) any of the Spinco Assets or Spinco Liabilities to a Person other than Spinco if:

(i)	such disposition of the Spinco Assets or Spinco Liabilities is not a Related Party Transaction;

(ii)	the purchaser or assignee of such Spinco Assets or Spinco Liabilities, as the case may be, is at Arm’s Length to Levon and to Spinco;

(iii)	the Spinco Assets or Spinco Liabilities are sold, transferred or assigned for consideration equal to not less than the Fair Market Value of such Spinco Assets or Spinco Liabilities;

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(iv)	prior to such disposition, any such Spinco Assets or Spinco Liabilities have first been sold, conveyed, transferred, assigned or set over, as applicable, to Spinco;

(v)	Levon is not party to any agreement or other instrument in connection with a disposition of the Spinco Assets or Spinco Liabilities to any Person other than Spinco;

(vi)	Levon is indemnified by Spinco, in form satisfactory to SciVac, acting reasonably, from any liability in connection with such disposition; and

(vii)

SciVac and its Representatives are given a reasonable opportunity to review and comment on any documents to effect such disposition, prior to such documents being executed, and Levon shall give reasonable and good faith consideration to all additions, deletions or changes suggested thereto by SciVac and its Representatives.

5.4 Covenants of Levon Regarding the Spinco Reorganization

(a)	Immediately prior to the Effective Time, Levon shall effect the following transactions:

(i)

Levon will transfer all of its assets, including the Spinco Assets, other than the Retained Assets, to Spinco, on an “as is, where is” basis, in exchange for Spinco Shares, in accordance with an agreement of purchase and sale (the “Spinco Purchase and Sale Agreement”). The Spinco Purchase and Sale Agreement shall provide, among other things, that all obligations and liabilities of Levon, including the Spinco Liabilities, shall be assumed by Spinco; and

(ii)

Spinco will assume the Spinco Liabilities in consideration of a cash payment by Levon in an amount equal thereto pursuant to an assumption agreement (the “Spinco Assumption Agreement”), and Levon will subscribe for Spinco Shares for an amount equal to the cash in bank accounts in Levon’s name less the Retained Assets, (the steps in clauses (i) and (ii) are, together, the “Spinco Reorganization”);

(b)

Following the completion of the Spinco Reorganization, the total number of outstanding Spinco Shares will equal one half of the total number of outstanding Levon Shares immediately prior to Effective Time.

(c)

In connection with the Spinco Reorganization, Levon and Spinco shall file an election under subsection 85(1) of the Tax Act in prescribed manner and within the time prescribed by the Tax Act, and the corresponding provisions of any applicable provincial or territorial tax legislation. In such election, Levon and Spinco shall elect at an amount determined by Spinco within the limits set by the Tax Act.

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(d)

If requested by Spinco, Levon shall amend any previously filed Return in respect of any taxation year of Levon ending before the Effective Date to claim an amount of credits, deductions or other amounts as determined by Spinco but not exceeding the maximum amount of any credits, deductions or other amounts available to it. Levon shall claim an amount of credits, deductions or other amounts as determined by Spinco but not exceeding the maximum amount of all credits, deductions or other amounts available to it for its taxation year that includes the Spinco Reorganization.

(e)

Levon and Spinco shall file an election under paragraph 66.7(7)(e) of the Tax Act in prescribed manner and within the time prescribed by the Tax Act in connection with the acquisition by Spinco of any Spinco Asset that qualifies as a "Canadian resource property" (within the meaning of the Tax Act).

(f)	Levon will not designate any amounts in favour of Spinco pursuant to subsection 66.7(12.1) of the Tax Act.

(g)

Levon will permit Spinco or its authorized representatives reasonable access to the books and records of Levon (including all tax filings and proposed tax filings) as Spinco may reasonably require to ensure that the tax liability of Levon is minimized with respect to the Spinco Reorganization and Spinco Disposition and to ensure the maximum amount of resource pools are transferred to Spinco pursuant to Section 66.7 of the Tax Act.

(h)	If the Effective Date occurs, Section 5.4(c) – (g) shall survive the termination of this Agreement and the obligations of SciVac, Levon and Spinco may be enforced by the beneficiaries thereof.

5.5 Covenants of Levon Regarding Employees

Levon shall terminate the employment of all employees of Levon as of the Effective Time and Spinco shall either (i) offer employment to all employees of Levon, with effect from and after the Effective Time, on terms (including with respect to title, wages and benefits) that are substantially the same as the terms applicable to such employees when they were employees of Levon or (ii) provide working notice or pay in lieu of working notice to all employees of Levon if required (in accordance with Laws applicable to Levon and such employees) such that, at the Effective Time, there are no outstanding severance obligations in respect of any employees of Levon or other payments payable to any employees of Levon. Any severance obligations of Levon or other payments payable to employees, directors or consultants of Levon or its subsidiaries resulting from the change of control of Levon as a result of the Arrangement shall be a responsibility of Levon that is transferred to, and assumed by, Spinco pursuant to Section 5.4(a)(ii) and the Spinco Assumption Agreement and shall constitute part of the Spinco Liabilities upon the completion of the Spinco Reorganization. From and after the Effective Date, Spinco shall assume and be responsible for all obligations with respect to the engagement or employment of all employees and directors of Levon and its subsidiaries, including with respect to all notice of termination and severance pay in accordance with applicable law (including employment standards), and contract, if applicable, and for all unpaid wages, accrued vacation pay and other amounts owing to employees or directors of Levon or its subsidiaries up to the Effective Time (whether or not payable after the Effective Time), and for all claims of any nature or kind relating to employment or engagement by Levon or its subsidiaries up to the Effective Time, including for breach of contract or wrongful dismissal. The obligations contained in this Section 5.5 (the “Employee Obligations”) shall survive the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, including the Arrangement.

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5.6 Covenants of SciVac Regarding the Conduct of Business

SciVac covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, required by applicable Laws or any Governmental Entities or consented to by Levon in writing (which consent shall not be unreasonably withheld or delayed), SciVac shall, and shall cause its sole subsidiary to, conduct its business in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to maintain and preserve their respective business organization, assets, employees, goodwill and business relationships. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or as disclosed in Section 5.6 of the SciVac Disclosure Letter, SciVac shall not, nor shall it permit its sole subsidiary to, directly or indirectly, without the prior written consent of Levon (such consent not to be unreasonably withheld, conditioned or delayed):

(a)	take any action except in the ordinary course of business of SciVac;

(b)

except as set forth in Section 5.6(b) of the SciVac Disclosure Letter, (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of SciVac or its sole subsidiary; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of SciVac or its sole subsidiary, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of SciVac or sole subsidiary, other than the issuance of SciVac Shares pursuant to the terms of the outstanding options; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of SciVac or its sole subsidiary, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of SciVac or its sole subsidiary; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(c)

except as set forth in Section 5.6(c) of the SciVac Disclosure Letter (i) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person other than pursuant to a Contract in existence on the date hereof; (ii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances other than pursuant to a Contract in existence on the date hereof; (iii) waive, release, grant or transfer any rights of material value; or (iv) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

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(d)

except in the ordinary course of business (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer any assets, tangible or intangible, securities, properties, interests or businesses of SciVac or its sole subsidiary; (ii) pay, discharge or satisfy any material liabilities or obligations; or (iii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(e)

other than as is necessary to comply with applicable Laws or Material Contracts, or in accordance with any outstanding options: (i) grant to any officer, employee, consultant or director of SciVac or its sole subsidiary an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, consultant or director of SciVac or its sole subsidiary; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee, consultant or director of SciVac or its sole subsidiary; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers, employees, consultants or former directors, officers, employees or consultants of SciVac or its sole subsidiary; (v) increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of SciVac or its sole subsidiary; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(f)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against SciVac or its sole subsidiary; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(g)	declare any dividend, or make any other distribution whatsoever to its securityholders;

(h)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect SciVac or its sole subsidiary or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect SciVac or its sole subsidiary from competing in any manner;

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(i)	waive, release or assign any material rights, claims or benefits of SciVac or sole subsidiary;

(j)

(i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (iii) enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or enter into any modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(k)

change any method of Tax accounting, make or change any Tax election, file any amended Tax return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(l)	fail to reasonably defend all claims or other Legal Proceedings against SciVac or any of its subsidiaries challenging or affecting SciVac IP;

(m)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals or from any Governmental Entity necessary to conduct its businesses as now conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals including with respect to Intellectual Property;

(n)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of SciVac to consummate the Arrangement or the other transactions contemplated by this Agreement;

(o)	except as set forth in Section 5.6(o) of the SciVac Disclosure Letter, enter into a new line of business or abandonment or discontinuance of existing lines of business;

(p)

dispose of, transfer, or allow to lapse any material rights in any of the SciVac IP, other than in the ordinary course of business consistent with past practice, or disclose any material trade secrets to a third party; or

(q)	agree, resolve or commit to do any of the foregoing.

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SciVac further covenants and agrees that it shall be a condition of the issuance of SciVac Shares described in Section 5.6(c) of the SciVac Disclosure Letter that the holder of such SciVac Shares enter into a Levon Lock-Up Agreement prior to the issuance to the holder of such SciVac Shares.

SciVac shall promptly notify Levon in writing of any circumstance or development that, to the knowledge of SciVac, constitutes, or would reasonably be expected to constitute, a Material Adverse Effect.

5.7 Covenants of SciVac Relating to the Arrangement

SciVac shall, and shall cause its sole subsidiary to, perform all obligations required to be performed by SciVac or its sole subsidiary under this Agreement, co-operate with Levon in connection therewith, and shall use commercially reasonable efforts to do or cause to be done all such further acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement. Without limiting the generality of the foregoing, SciVac shall and, where applicable shall cause its sole subsidiary to:

(a)

apply for and use commercially reasonable efforts to obtain all Key Regulatory Approvals relating to SciVac or its sole subsidiary which are typically applied for by SciVac and, in doing so, keep Levon reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Levon with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Levon’s outside counsel on an “external counsel” basis), in order for Levon to provide its reasonable comments thereon;

(b)

upon reasonable notice and subject to the Confidentiality Agreement and applicable Laws, until the earlier of the Effective Date and termination of this Agreement, SciVac shall provide Levon and its representatives reasonable access (without disruption of the conduct of SciVac’s business), during normal business hours, to the, books, contracts and records as well as to the management personnel of SciVac and its sole subsidiary on an as reasonably requested basis as well as reasonable access to SciVac’s and its sole subsidiary’s properties for the purpose of confirming the representations and warranties of SciVac contained herein;

(c)

use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, including all Key Third Party Consents; and

(d)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against SciVac or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

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5.8 Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially delay or materially impede the making or completion of the Plan of Arrangement except as permitted by this Agreement.

5.9 IVA

Levon agrees that if it receives from the Mexican taxation authorities any funds in repayment or as a refund of IVA paid in relation to the Cordero Project, it will forward such funds forthwith without deduction to Spinco or to Spinco’s direction.

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ARTICLE 6

CONDITIONS

6.1 Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement, including the Arrangement, are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may be waived only with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Levon Shareholders and the Levon Securityholders at the Levon Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Levon and SciVac, acting reasonably, on appeal or otherwise;

(c)

there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins, prevents or prohibits the consummation of the Arrangement;

(d)

the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control Persons or pursuant to Section 2.6 of National Instrument 45-102);

(e)

the Levon Shares, the New Levon Shares, the Spinco Shares and the Acquired Levon Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and will not be subject to resale restrictions under the U.S. Securities Act, subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of Levon following the Effective Date.

(f)	the TSX shall have conditionally approved for listing, subject to the payment of fees and the filing of customary required documents, the New Levon Shares issuable pursuant to the Arrangement;

(g)	the Key Regulatory Approvals shall have been obtained;

(h)	the Key Third Party Consents shall have been obtained;

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(i)	the Spinco Reorganization shall have been completed; and

(j)	this Agreement shall not have been terminated pursuant to Article 9.

6.2 Additional Conditions Precedent to the Obligations of SciVac

The obligations of SciVac to complete the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Date or such other time as specified below (each of which is for the exclusive benefit of SciVac and may be waived by SciVac in whole or in part at any time):

(a)

all covenants of Levon under this Agreement to be performed on or before the Effective Date which have not been waived by SciVac shall have been duly performed by Levon in all material respects, and SciVac shall have received a certificate of Levon addressed to SciVac and dated the Effective Date, signed by a senior executive officer of Levon (on behalf of Levon and without personal liability), confirming the same as at the Effective Date;

(b)

all representations and warranties of Levon set forth in this Agreement shall be true and correct in all respects as of the Effective Date as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Levon; provided, however, that notwithstanding anything herein to the contrary, (i) the representations and warranties of Levon contained in Section 3.1(f) (Capitalization) (subject to de minimus exceptions involving discrepancies of no more than 5,000 Levon Shares or Levon Options covering in the aggregate no more than 5,000 Levon Shares), shall be true and correct in all respects at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time and (ii) the representations and warranties of Levon contained in Section 3.1(a) (Fairness Opinion and Directors’ Approvals) and Section 3.1(c) (Authority Relative to this Agreement) shall be true and correct in all material respects at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time. SciVac shall have received a certificate of Levon addressed to SciVac and dated the Effective Date, signed on behalf of Levon by a senior executive officer of Levon (on behalf of Levon and without personal liability), confirming the same as at the Effective Date;

(c)

since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Levon, and Levon shall have provided to SciVac a certificate of a senior executive officer of Levon certifying the same as at the Effective Date;

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(d)

holders of no more than 3% of the total of (a) the issued and outstanding Levon Shares and (b) the Levon Shares underlying the Levon Options shall have exercised Dissent Rights (and not withdrawn such exercise) and SciVac shall have received a certificate of a senior executive officer of Levon confirming the same as at the Effective Date;

(e)	at the Effective Time, Levon shall have: (i) CAD$27,000,000 in cash and cash equivalents; and (ii) no liabilities (whether current or long term); and

(f)	The Spinco Reorganization shall have been completed and Spinco shall have not less than US$2,000,000 in cash.

6.3 Additional Conditions Precedent to the Obligations of Levon

The obligations of Levon to complete the transactions contemplated by this Agreement are subject to the following conditions precedent on or before the Effective Date or such other time as specified below (each of which is for the exclusive benefit of Levon and may be waived by Levon in whole or in part at any time):

(a)

all covenants of SciVac under this Agreement to be performed on or before the Effective Date shall have been duly performed by SciVac in all material respects, and Levon shall have received a certificate of SciVac, addressed to Levon and dated the Effective Date, signed by a senior executive officer of SciVac (on behalf of SciVac and without personal liability), confirming the same as at the Effective Date;

(b)

all representations and warranties of SciVac set forth in this Agreement shall be true and correct in all respects as at the Effective Date as though made on and as at the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SciVac; and Levon shall have received a certificate of SciVac addressed to Levon and dated the Effective Date, signed by a senior executive officer of SciVac (on behalf of SciVac and without personal liability), confirming the same as at the Effective Date, provided, however, that notwithstanding anything herein to the contrary, (i) the representations and warranties of SciVac contained in Section 4.1(a) (Authority Relative to this Agreement) shall be true and correct in all material respects at and as of the date hereof and at and as of the Effective Time, and (ii) the representations and warranties of SciVac contained in Section 4.1(f) (Capitalization) shall be true and correct in all respects at and as of the date hereof and at and as of the Effective Time;

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(c)

since the date of this Agreement there shall not have occurred any Material Adverse Effect in respect of SciVac, and Levon shall have received a certificate of, addressed to Levon and dated the Effective Date, signed by a senior executive officer of SciVac (on SciVac’s behalf and without personal liability), confirming the same as at the Effective Date; and

(d)

there shall be no outstanding indebtedness of SciVac other than trade payables in the ordinary course of business and intercompany indebtedness (which, for the avoidance of doubt, may include the contribution by SciVac Securityholders to Levon of the Capital Notes and the Loans).

6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

6.5 Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

SciVac may not exercise its rights to terminate this Agreement pursuant to Section 9.2(c)(iii) and Levon may not exercise its right to terminate this Agreement pursuant to Section 9.2(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of 10 Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Levon Meeting, such application and/or such filing shall be postponed until the expiry of such period.

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ARTICLE 7

ADDITIONAL COVENANTS

7.1 Non-Solicitation

(a)

On and after the date hereof until the date upon which this Agreement is terminated, and except as otherwise expressly provided in this Section 7.1, Levon shall not, directly or indirectly, or through any of its Representatives, and shall cause its subsidiaries and their Representatives not to:

(i)

solicit, initiate, encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals whatsoever which would constitute an Acquisition Proposal;

(ii)

participate in any discussions or negotiations with any Person (other than SciVac, the SciVac Securityholders, any of their affiliates or its or their Representatives) regarding an Acquisition Proposal;

(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

(iv)	accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal; or

(v)

make a Change in Recommendation, unless (A) it does not relate to an Acquisition Proposal, (B) it is in response to any fact, event, change, development or circumstances not known by the Levon Board as of the date hereof and (C) in the opinion of the Levon Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the Levon Board is required to make a Change in Recommendation in order to comply with the fiduciary duties of such directors under applicable Law.

(b)

Except as otherwise provided in this Section 7.1, Levon shall, and shall cause its subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons (other than SciVac, the SciVac Securityholders and their respective Representatives) conducted heretofore by Levon, its subsidiaries or its or their respective Representatives with respect to any potential Acquisition Proposal and, in connection therewith, Levon will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information (including all material including or incorporating or otherwise reflecting any material confidential information) regarding Levon and its subsidiaries previously provided to any such Person or any other Person. Levon agrees that, except as permitted by Section 7.1(c), neither it nor any of its subsidiaries shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by Levon, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.1(b)) and Levon undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof; provided, however, that the foregoing shall not prevent the Levon Board from considering an Acquisition Proposal that is reasonably likely to lead to a Superior Proposal and accepting a Superior Proposal that might be made by any such third party, in each case subject to the terms of this Agreement.

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(c)

Notwithstanding Sections 7.1(a) and 7.1(b) and any other provision of this Agreement or of any other agreement between SciVac and Levon, if at any time following the date of this Agreement and prior to obtaining the Levon Shareholder Approval of the Arrangement Resolution at the Levon Meeting, Levon receives a written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 7.1(a) and provided that Levon is in compliance with Sections 7.1(b) and 7.2(a)), the Levon Board may (directly or through its advisors or Representatives):

(i)

if it believes, acting in good faith, that the Acquisition Proposal could reasonably lead to a Superior Proposal, contact the Person(s) making such Acquisition Proposal and its advisors solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof and the conditions thereto and likelihood of consummation so as to determine whether such proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)

if, in the opinion of the Levon Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the Acquisition Proposal constitutes, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), a Superior Proposal, then, and only in such case, Levon may:

(A)	furnish information with respect to Levon and its subsidiaries to the Person making such Acquisition Proposal; and/or

(B)	participate in discussions or negotiations with, the Person making such Acquisition Proposal; and/or

(C)	waive any standstill provision or agreement that would otherwise prohibit such person from making an Acquisition Proposal,

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provided that Levon shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Levon to such Person (i) if such non-public information has not been previously provided to, or is not concurrently provided to, SciVac; (ii) without entering into a confidentiality and standstill agreement (if one has not already been entered into) which is customary in such situations and which is no less favourable to Levon and no more favourable to the counterparty than the confidentiality and standstill provisions contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); and (iii) without providing a copy of such confidentiality agreement to SciVac.

7.2 Notification of Acquisition Proposals

(a)

Levon shall promptly notify SciVac, at first orally and then in writing within 24 hours of receipt of any proposal, inquiry, offer or request received by Levon or its Representatives after the date hereof (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead to or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or (iii) for non-public information relating to Levon or its subsidiaries, access to properties, books and records or a list of the Levon Shareholders. Such notice shall indicate the identity of the Person making such proposal, inquiry or request, include a copy of the Acquisition Proposal and include a copy of any other documentation received by Levon or its Representatives and such other details of the Acquisition Proposal known to Levon as SciVac may reasonably request. Levon shall keep SciVac promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all reasonable inquiries by SciVac with respect thereto and shall provide copies of any written documents or correspondence provided to Levon relating to such Acquisition Proposal.

(b)

Subject to Section 7.3(a), at any time following the date of this Agreement and prior to obtaining Levon Shareholder Approval, if Levon receives an Acquisition Proposal which the Levon Board concludes in good faith constitutes a Superior Proposal, the Levon Board may, subject to compliance with the procedures set forth in Section 9.2 and Section 9.3, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.3 Responding to Acquisition Proposal and Superior Proposals

(a)

Notwithstanding Section 7.1 and subject to compliance with Levon’s obligations in Section 7.1 and Section 7.2, Levon may enter into a definitive agreement (a “Proposed Agreement”) with any third party providing for an Acquisition Proposal, if such Acquisition Proposal is a Superior Proposal; provided that Levon may do so only after Levon has provided SciVac with written notice that the Levon Board has determined that it has received a Superior Proposal (a “Superior Proposal Notice”), which identifies the party making the Superior Proposal, specifies the cash amount that the Levon Board has ascribed to any non-cash consideration being offered in the Superior Proposal, and provides SciVac with a copy of any Proposed Agreement, in each case not less than five (5) Business Days (the “Response Period”) prior to the proposed execution of such Proposed Agreement by Levon. For purposes of this Agreement, the Response Period shall expire at 5:00 p.m. (Vancouver time) on the fifth (5th) Business Day following the day on which the Superior Proposal Notice and Proposed Agreement were provided to SciVac.

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(b)

During the Response Period, Levon acknowledges and agrees that SciVac shall have the right, but not the obligation, to offer to amend the terms of this Agreement and the Plan of Arrangement (including increasing or modifying the consideration to be received by the Levon Shareholders) in order to provide for terms at least equivalent to those provided for in the Superior Proposal. If SciVac does so, then the Levon Board shall review any such proposal by SciVac to determine (acting in good faith and in accordance with its fiduciary duties) whether the Acquisition Proposal to which SciVac is responding would continue to be a Superior Proposal when assessed against the amended Agreement and Plan of Arrangement as proposed by SciVac. If the Levon Board determines that the Acquisition Proposal would thereby cease to be a Superior Proposal, it will cause Levon to enter into an amendment to this Agreement and the Plan of Arrangement reflecting the offer by SciVac to amend the terms of the Agreement and Plan of Arrangement and will further agree not to enter into the applicable Proposed Agreement and not to withdraw, modify or change any recommendation regarding the Plan of Arrangement save and except to reaffirm its recommendation of the amended Plan of Arrangement.

(c)

If (i) SciVac does not offer to amend the terms of the Agreement and Plan of Arrangement within the Response Period or (ii) the Levon Board determines acting in good faith and in the proper discharge of its fiduciary duties (after consultation with its financial advisor and after receiving advice from its outside legal counsel) that the Acquisition Proposal would nonetheless remain a Superior Proposal with respect to SciVac’s proposal to amend the Agreement and Plan of Arrangement, and therefore rejects SciVac’s offer to amend the Plan of Arrangement and this Agreement, Levon shall be entitled to terminate this Agreement pursuant to Section 9.2(d)(i) following the expiry of the Response Period and enter into the Proposed Agreement upon payment to SciVac of the amount payable pursuant to Section 9.3.

(d)

Levon acknowledges and agrees that each successive modification of any Acquisition Proposal that results in any change to the amount or type of the consideration (or value of such consideration) to be received by the holders of the Levon Shares shall constitute a new Acquisition Proposal for purposes of the requirement of Section 7.3(a) to initiate an additional ten (10) Business Day Response Period.

(e)

Nothing in this Agreement shall prevent the Levon Board from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal. SciVac and its advisors shall be given a reasonable opportunity to review and comment on the content of any directors’ circular prior to its printing and Levon shall consider for inclusion all reasonable comments made by SciVac and its advisors.

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7.4 Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Levon shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisors and agents to, afford to SciVac and to the officers, employees, agents and other Representatives of SciVac (upon reasonable advance notice and, at the option of Levon, with a Levon representative present), such reasonable access during regular business hours as SciVac may reasonably require at all reasonable times, without disruption to the conduct of Levon business, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts of Levon and its subsidiaries, and shall furnish SciVac with all data and information (other than data and information relating to the Levon Mineral Properties except as may be required to confirm that the Spinco Assets and Spinco Liabilities have been duly transferred to Spinco prior to the Effective Time) as SciVac may reasonably request. SciVac and Levon acknowledge and agree that information furnished pursuant to this Section 7.4 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.5 Insurance and Indemnification

(a)

Levon shall be entitled to purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of SciVac, not to be unreasonably withheld. Levon shall ensure that the articles and/or by-laws of Levon and its subsidiaries (or their respective successors) shall contain the provisions with respect to indemnification set forth in Levon’s or the applicable subsidiary’s current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of individuals who, immediately prior to the Effective Date, were directors or officers of Levon or any of its subsidiaries.

(b)

Levon agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Levon and its subsidiaries, to the extent that they are disclosed in Section 7.5(b) of the Levon Disclosure Letter, and acknowledges that such rights, to the extent they are disclosed in Section 7.5(b) of the Levon Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(c)

The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose. Furthermore, this Section 7.5 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

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(d)

Levon agrees to elect in prescribed form pursuant to subsection 110(1.1) of the Tax Act that neither it nor any person not dealing at Arm’s Length with it will deduct in computing its income for a taxation year any amount in respect of a payment made to a Levon Optionholder pursuant to the Plan of Arrangement.

ARTICLE 8

SPINCO COVENANTS

8.1 Spinco Indemnity

From the Effective Time, Spinco hereby agrees to indemnify and save harmless Levon and SciVac (collectively, the “Indemnified Parties” and each an “Indemnified Party”) from all losses, claims, actions, liabilities, Liens, damages, bonds, dues, assessments, fines, interest, penalties, Taxes, fees, costs (including costs of investigation, defense and enforcement of this Agreement), consequential damages, expenses or amounts paid in settlement (in each case, including attorneys’ and experts’ fees and expenses), threatened or actual suffered or incurred by Levon or SciVac as a result of, in connection with, arising out of or relating to, directly or indirectly, the Spinco Assets or Spinco Liabilities; provided that Spinco shall have no liability hereunder in respect of any Claims unless Levon shall have delivered an Indemnity Notice in respect of such Claim within six years following the Effective Date. If the Effective Date occurs, this Article 8 shall survive the termination of this Agreement.

8.2 Indemnified Claims

(a)

If any claim, proceeding or other matter resulting from the occurrence of any of the events contemplated by Section 8.1 (a “Claim”) is made against any Indemnified Party by any Person, including any third party, for which such Indemnified Party may be entitled to indemnification pursuant to Section 8.1, then Levon or SciVac shall give notice (the “Indemnity Notice”) to Spinco specifying the particulars of such Claim within 20 days after it receives notification of the Claim; provided, however, that any failure of Levon or SciVac to provide notice to Spinco within such 20-day period shall not relieve Spinco of its obligations under Section 8.1, except to the extent that Spinco is materially prejudiced by such delay. Spinco shall have the right to participate in any negotiations or proceedings with respect to such Claim. Levon or SciVac, as applicable, shall not settle or compromise any such Claim without the prior written consent of Spinco, unless Spinco has not, within 10 Business Days after the giving of the Indemnity Notice, given notice to Levon or SciVac, as applicable, that it wishes to dispute such Claim. If Spinco does give such a notice, it shall have the right to assume the defence of such Claim and to defend such Claim in the name of Levon or SciVac, as applicable. Levon or SciVac, as applicable, shall provide to Spinco all files, books, records and other information in their possession or control which may be relevant to the defence of such Claim. If Spinco fails after giving such notice, diligently and reasonably to defend such Claim throughout the period such Claim exists, its right to defend the Claim shall terminate and Levon or SciVac may assume the defence of such Claim. In such event, Levon or SciVac, as applicable, may compromise or settle such Claim without the consent of Spinco. Spinco shall provide to Levon and SciVac all files, books, records and other information in their possession or control which may be relevant to the defence of such Claim.

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(b)

Spinco shall pay any amount owing to Levon or SciVac pursuant to this Article 8 within five (5) Business Days after determination of such amount. All such payments shall be by wire transfer of immediately available funds in U.S. Dollars to an account specified in writing by Levon or SciVac.

ARTICLE 9

TERM, TERMINATION, AMENDMENT AND WAIVER

9.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with this Article 9.

9.2 Termination

Subject to the last paragraph of this Section 9.2, this Agreement, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Levon Shareholders or the Arrangement by the Court):

(a)	by mutual written agreement of Levon and SciVac;

(b)	by either Levon or SciVac, if:

(i)

the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.2(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)

after the date hereof, there shall be enacted or made any applicable Law or there shall exist any injunction or court order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Levon or SciVac from consummating the Arrangement and such applicable Law, injunction or court order shall have become final and non-appealable; or

(iii)

the Arrangement Resolution shall have failed to obtain the Levon Securityholder Approval at the Levon Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

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(iv)

SciVac is required by any Governmental Entity or Securities Authority to call and hold a meeting of its shareholders to obtain their approval for the issuance of SciVac Shares pursuant to the Arrangement or any other aspect of the Arrangement and such approval is not obtained at that meeting;

(c)	by SciVac, if:

(i)

prior to obtaining the Levon Securityholder Approval, the Levon Board shall (i) withdraw, qualify, modify, change or amend in any manner adverse to the transactions contemplated by this Agreement or SciVac, or publicly propose to withdraw, qualify, modify, change or amend in any manner adverse to the transactions contemplated by this Agreement or SciVac, the Levon Board’s recommendation of the Arrangement, (ii) adopt or recommend an Acquisition Proposal (it being understood that taking a neutral position or no position with respect to any Acquisition Proposal shall be considered a violation of this clause (ii)), (iii) fail to make or reaffirm the Levon Board’s recommendation of the Arrangement within three (3) Business Days (and in any case prior to the Levon Meeting) after having been requested in writing by SciVac to do so, including for greater certainty in the circumstances described in Section 7.1(a)(v)), (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit Levon or any of its subsidiaries to execute or enter into any agreement (other than an Acceptable Confidentiality Agreement pursuant to Section 7.1(c)(ii)), arrangement or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Acquisition Proposal (an “Alternative Acquisition Agreement”), or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (each of the foregoing actions described in clauses (i) through (v) being referred to as a “Change in Recommendation”);

(ii)

any of the conditions set forth in Section 6.1 or Section 6.2 has not been satisfied or waived by the Outside Date or it is clear that such condition is incapable of being satisfied by the Outside Date provided that SciVac is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(iii)

subject to Section 6.5, Levon breaches any representation or warranty of Levon set forth in this Agreement which breach would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Levon, or Levon breaches any covenant (with the exception of the covenants contained in Sections 7.1, 7.2 and 7.3), or other obligation made in this Agreement, in each case, in any material respect; provided that SciVac is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3not to be satisfied;

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(iv)	Levon is in breach or in default of any of its obligations or covenants set forth in (i) Section 7.1 or, (ii) in any material respect, Sections 7.2 or 7.3;

(v)

the Levon Meeting has not occurred on or before June 30, 2015 or such later date to which the Levon meeting may have been postponed or adjourned in accordance with Section 2.3(a) provided that the right to terminate this Agreement pursuant to this Section 9.2(c)(v) shall not be available to SciVac if the failure by SciVac to fulfil any obligation hereunder is the cause of, or results in, the failure of the Levon Meeting to occur on or before such date;

(vi)	Levon provides SciVac with a Superior Proposal Notice; or

(vii)	if there shall occur after the date hereof any change, effect, event, circumstance or fact that constitutes a Material Adverse Effect in respect of Levon and its subsidiaries, taken as a whole;

(d)	by Levon, if:

(i)

Levon, subject to complying with the terms of this Agreement including Section 7.3, proposes to enter into a Proposed Agreement with respect to a Superior Proposal; provided that concurrently with such termination, Levon pays the Termination Fee payable pursuant to Section 9.3;

(ii)

any of the conditions set forth in Section 6.1 or Section 6.3 has not been satisfied or waived by the Outside Date or it is clear that such condition is incapable of being satisfied by the Outside Date, provided that Levon is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied;

(iii)

subject to Section 6.5, SciVac breaches any representation or warranty of SciVac set forth in this Agreement which breach would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on SciVac, or SciVac breaches any covenant or other obligation in this Agreement, in any material respect; provided that Levon is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iv)	if there shall occur after the date hereof any change, effect, event, circumstance or fact that constitutes a Material Adverse Effect in respect of SciVac and its sole subsidiary, taken as a whole.

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The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Section 9.2(a)) shall give notice of such termination to the other Party. If this Agreement is terminated pursuant to this Section 9.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this paragraph and Sections 9.3, 10.4, 10.8 and 10.9 and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive any termination hereof pursuant to Section 9.2; provided further that neither the termination of this Agreement nor anything contained in this Section 9.2 shall relieve a Party from any liability for breach of this Agreement arising prior to such termination.

 9.3 Termination Fee

(a)

SciVac shall be entitled to a fee of US$1,000,000 (the “Termination Fee”) upon the occurrence of any of the following events (each a “Termination Fee Event”) which shall be paid by Levon within the time specified in respect of each such Termination Fee Event:

(i)

This Agreement is terminated by SciVac pursuant to Section 9.2(c)(i), 9.2(c)(iv), or Section 9.2(c)(vi) in which case the termination fee shall be paid on the first Business Day following such termination;

(ii)	This Agreement is terminated by Levon pursuant to Section 9.2(d)(i), in which case the Termination Fee shall be paid concurrent with such termination; or

(iii)

This Agreement is terminated by either Party pursuant to Section 9.2(b)(iii), but only if, in the case of this Section 9.3(a)(iii), prior to the earlier of the termination of this Agreement or the holding of the Levon Meeting, an Acquisition Proposal shall have been made to Levon, or the intention to make an Acquisition Proposal with respect to Levon shall have been publicly announced by any Person (other than SciVac, the SciVac Securityholders or any of their affiliates) and within twelve months following the date of such termination:

(A)	an Acquisition Proposal is consummated by Levon with such Person; or

(B)

Levon and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Levon Board approves or recommends, an Acquisition Proposal with such Person and at any time thereafter (whether or not within twelve months following the date of termination of this Agreement), such Acquisition Proposal is consummated;

in which case the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

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(b)	The Termination Fee shall be payable by Levon to SciVac by wire transfer in immediately available funds to an account specified in writing by SciVac.

(c)

Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Levon acknowledges that the Termination Fee is a payment of liquidated damages which is a genuine estimate of the damages, which SciVac will suffer or incur as a result of the event giving rise to such payment and the resultant non-completion of the Arrangement, and is not a penalty. Levon irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. SciVac hereby acknowledges and agrees that, upon any termination of this Agreement under circumstances where SciVac is entitled to the Termination Fee and such Termination Fee is paid in full to SciVac, SciVac shall be precluded from any other remedy against Levon at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Levon or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(d)

Nothing in this Section 9.3 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of a knowing and intentional breach of this Agreement.

(e)

Nothing in this Section 9.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 10

GENERAL PROVISIONS

10.1 Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Levon Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

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(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

10.2 Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.3 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission (with transmission confirmation), or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to SciVac:

C/O

SciVac USA, LLC

4400 Biscayne Blvd.

Miami, FL 33137

Attention: Jim Martin

Facsimile:

with a copy (which shall not constitute notice) to:

Blake Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, B.C. V7X 1L3

Attention: Steven McKoen

Facsimile: (604) 631-3309

and

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Greenberg Traurig, P.A.

333 Southeast 2nd Avenue

Suite 4400

Miami, FL 33131

Attention: Robert L. Grossman

Drew M. Altman

Facsimile: (305) 961-5756

(b)	if to Levon or Spinco:

Levon Resources Ltd.

Suite 900, 570 Granville Street

Vancouver, BC V6C 3P1

Attention: Ron Tremblay, CEO and President

Facsimile: (604) 682-3600

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

1700 – 666 Burrard Street

Vancouver, BC V6C 2X8

Attention: Neville McClure

Facsimile: (604) 681-1825

10.4 Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.5 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

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10.6 Further Assurances

Each of the Parties intends that, from and after the Effective Time, Spinco and its subsidiaries will hold all of the Levon Mineral Properties and Spinco Assets and Spinco shall assume all of the Spinco Liabilities. In order to give effect to the foregoing intent, if following the Effective Time:

(a)	any Party identifies any Levon Mineral Properties, Spinco Assets or Spinco Liabilities which are held or payable, as applicable, by Levon or any of its subsidiaries,

(b)

the Party making such identification will promptly give written notice to the holder of such Levon Mineral Properties, Spinco Assets or Spinco Liabilities and, as soon as practicable following receipt of such notice, the Party holding such asset, property or Contract will, or if held by a subsidiary of such Party, such Party will cause its subsidiary to transfer such asset, property or Contract to or to the direction of the appropriate Party. In the event that the Party making such identification identifies a Spinco Liability, Spinco shall assume such liability as soon as practicable following receipt of such notice by executing such documents or instruments as requested by SciVac. If the Effective Date occurs, this Section 10.6 shall survive the termination of this Agreement.

10.7 Time of Essence

Time shall be of the essence in this Agreement.

10.8 Entire Agreement, Binding Effect and Assignment

This Agreement, the Plan of Arrangement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties.

10.9 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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10.10 Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement (including by email attachment), and such facsimile or similar executed electronic copy (including by email attachment) shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF SciVac, Levon and Spinco have caused this Agreement to be executed as of the date first written above.

SCIVAC LTD.

By:	/s/ "Curtis Lockshin"
Name:	Curtis Lockshin
Title:	CEO

LEVON RESOURCES LTD.

By:	/s/ "Ron Tremblay"
Name:	Ron Tremblay
Title:	President and CEO

1027949 B.C. LTD.

By:	/s/ "Ron Tremblay"
Name:	Ron Tremblay
Title:	President and CEO

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SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

1.	INTERPRETATION

(a)	Definitions: In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

(i)	“Acquired Levon Shares” means that number of New Levon Shares as will represent, upon their issuance in connection with the Arrangement, 68.4% of the issued and outstanding New Levon Shares.

(ii)	“affiliate” has the meaning given to such term in the Arrangement Agreement;

(iii)

“Arrangement” means the arrangement under the provisions of Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, as may be amended, varied or supplemented from time to time in accordance with Section 10.1 of the Arrangement Agreement and the provisions hereof;

(iv)

“Arrangement Agreement” means the Arrangement Agreement dated March 19, 2015 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time in accordance with the terms thereof;

(v)	“Arrangement Resolution” means the special resolution of Levon Securityholders approving the Arrangement;

(vi)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto;

(vii)	“Business Day” means any day, other than a Saturday, Sunday or a statutory or civic holiday in Vancouver, British Columbia or the State of Israel;

(viii)	“Capital Notes” means the capital notes issued by the Company;

(ix)	“Court” means the Supreme Court of British Columbia;

(x)

“Depositary” means any nationally recognized trust company, bank or financial institution engaged by Levon for the purpose of, among other things, receiving Letters of Transmittal and distributing certificates representing New Levon Shares and Spinco Shares in connection with the Arrangement;

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(xi)	“Dissenting Levon Securityholder” means a registered Levon Securityholder who has duly exercised a Dissent Right;

(xii)	“Dissent Options” means the Levon Options held by a Dissenting Levon Securityholder and in respect of which the Dissenting Levon Securityholder has validly exercised Dissent Rights;

(xiii)	“Dissent Rights” shall have the meaning set out in Section 5 hereof;

(xiv)	“Dissent Shares” means the Levon Shares held by a Dissenting Levon Shareholder and in respect of which the Dissenting Levon Shareholder has validly exercised Dissent Rights;

(xv)	“Dissent Securities” means Dissent Shares and Dissent Options;

(xvi)

“Effective Date” means the date upon which all of the conditions to completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered;

(xvii)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(xviii)

“Fair Market Value”, when applied to Levon Shares, means the volume weighted average price of the Levon Shares over the five trading days on the TSX ending the day prior to such determination; and, when applied to the Spinco Shares, means the value determined as of the Effective Time by the directors of Spinco, acting reasonably, and a certificate setting out such value shall forthwith thereafter be provided to Levon;

(xix)

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(xx)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Levon Meeting, as such order may be amended, supplement or varied by the Court;

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(xxi)	“Letter of Transmittal” means the letter of transmittal(s) to be delivered by Levon to the Levon Shareholders providing for the delivery of the Levon Shares to the Depositary;

(xxii)	“Levon” means Levon Resources Ltd., a corporation existing under the laws of British Columbia;

(xxiii)

“Levon Meeting” means the special meeting of Levon Securityholders, including any adjournment or postponement thereof, to be held for the purpose of, among other things, obtaining approval by the Levon Securityholders of the Arrangement Resolution;

(xxiv)	“Levon Optionholders” means the holders of Levon Options;

(xxv)	“Levon Options” means the outstanding options to purchase Levon Shares granted under or otherwise subject to the Levon Stock Option Plan;

(xxvi)	“Levon Securities” means the Levon Shares and Levon Options;

(xxvii)	“Levon Securityholder” means the Levon Shareholders and the Levon Optionholders;

(xxviii)

“Levon Shareholder” means a Person who is a registered holder of Levon Shares as shown on the share register of Levon Shares immediately prior to the Effective Time (including, holders of Levon Options who receive Levon Shares prior to the Effective Time or in accordance with Section 3(a)(ii) hereto);

(xxix)	“Levon Shares” means the common shares of Levon, as currently constituted prior to the Effective Time;

(xxx)	“Levon Stock Option Plan” means the Stock Option Plan of Levon approved by Levon’s shareholders dated September 21, 2012, as amended;

(xxxi)

“Lien” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(xxxii)	“Loans” means the loans made by certain SciVac Securityholders to SciVac;

(xxxiiii)	“NIS” means New Israeli Shekels;

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(xxxiv)	“New Levon Shares” means common shares in the authorized share structure of Levon to be created and issued under the Arrangement;

(xxxv)	“Offerors” means the holders of all of the issued and outstanding shares of SciVac.

(xxxvi)	“paid-up capital” has the meaning ascribed to such term for purposes of the Tax Act;

(xxxvii)

“Person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(xxxviii)	“SciVac” means SciVac Ltd., an Israeli limited liability corporation;

(xxxix)	“SciVac Securityholders” means the Offerors, the holders of the Capital Notes and the holders of the Loans;

(xxxx)	“SciVac Shares” means the ordinary shares, nominal value NIS 1.00 per share, of SciVac;

(xxxxi)	“Spinco” means 1027949 B.C. Ltd., a corporation existing under the laws of British Columbia;

(xxxxii)	“Spinco Shares” means the common shares of Spinco; and

(xxxxiii)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(b)

Interpretation Not Affected by Headings. The headings contained in this Plan of Arrangement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection, paragraph, subparagraph, clause or sub-clause hereof and include any agreement or instrument supplementary or ancillary hereto.

(c)

Date for any Action. If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(d)

Number and Gender. In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders and neuter.

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(e)

Reference to Persons. A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

(f)	Currency. Unless otherwise stated in this Plan of Arrangement, all references herein to amounts of money are expressed in lawful money of Canada.

2.	EFFECT OF THE ARRANGEMENT

(a)	This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

(b)

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court be binding upon Levon, Spinco, the Levon Optionholders and the Levon Shareholders.

3.	THE ARRANGEMENT

(a)	The Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(i)

Levon Options, including Dissent Options, outstanding at the Effective Time shall be surrendered and transferred to Levon and cancelled and the holders of Dissent options shall receive the amount described in subsection (iii)(B) below;

(ii)

the identifying name of the Levon Shares shall be changed from “Common” shares to “Class A Common” shares, there shall be created and attached to the Levon Shares the special right set out in Appendix “A” to this Plan of Arrangement, the New Levon Shares, being shares without par value, shall be created as a class, the identifying name of the New Levon Shares shall be “Common” shares, the maximum number of New Levon Shares which Levon is authorised to issue shall be unlimited, there shall be added to Levon’s articles Part 26 thereof as set out in the said Appendix “A”, and Levon’s notice of articles shall be altered accordingly.

(iii)	each Levon Shareholder shall transfer to Levon, free and clear of any Lien, all its Levon Shares and:

(A)	in exchange for each Levon Share, other than a Dissent Share, Levon shall issue as fully paid or transfer to the Levon Shareholder, one New Levon Share and 0.5 of a Spinco Share;

(B)

for each Dissent Share or Dissent Option, the Dissenting Securityholder shall be entitled to receive from Levon an amount agreed upon with Levon or equal to the fair value thereof determined in accordance with the Dissent Rights;

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(C)	the stated capital of the New Levon Shares will be an amount equal to the paid-up capital of the Levon Shares, less the Fair Market Value of the Spinco Shares distributed on such exchange; and

(iv)	with respect to each Levon Share:

(A)

the Levon Shareholder thereof shall cease to be the Levon Shareholder of such Levon Share and the name of the Levon Shareholder shall be removed from the central securities register of Levon with respect to such Levon Share;

(B)	such Levon Share shall be cancelled; and

(C)	other than with respect to Dissent Shares, the Levon Shareholder shall be registered in the central securities register of Levon as the holder of New Levon Shares as set out in paragraph 3(a)(iv)(A);

(v)

The SciVac Securityholders will transfer the SciVac Shares, the Capital Notes and the Loans to Levon and in exchange Levon will issue to or to the order of the SciVac Securityholders, the Acquired Levon Shares;

(vi)

the Class A Common shares in the authorized share structure of Levon, as a class, shall be eliminated from the authorized share structure of Levon, the special right attached to such shares and Part 26 of Levon’s articles shall be deleted and Levon’s notice of articles shall be altered accordingly; and

(vii)	The name of Levon is changed to SciVac Inc. or such other name as may be acceptable to SciVac and the Registrar.

(b)

No Fractional Shares. Notwithstanding any other provision of this Arrangement, no fractional Spinco Shares or New Levon Shares shall be transferred to the Levon Shareholders or Offerees. Where the aggregate number of Spinco Shares or New Levon Shares to be issued under this Plan of Arrangement would result in a fraction of a Spinco Share or New Levon Share being issuable, the number of Spinco Shares or New Levon Shares to be received by such Levon Shareholder or Offeree shall be rounded down to the nearest whole Spinco Share or New Levon Share, as the case may be, and such Levon Shareholder or Offeree shall receive from Levon, in the case of a fraction of a New Levon Share, or from Spinco, in the case of a fraction of a Spinco Share the Fair Market Value of such fraction in lieu of any fractional share.

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4.	DELIVERY OF SPINCO SHARES AND NEW LEVON SHARES

(a)	Entitlement to Spinco Certificates and Levon Certificates.

(i)

At or prior to the Effective Date, Levon shall deposit with the Depositary, for the benefit of (a) the Existing Levon Shareholders certificate(s) representing the number of New Levon Shares and Spinco Shares to which they are entitled at the Effective Time after giving effect to the steps in Section 3(a)(i) – (iv) above and after giving effect to all exercises of Levon Options to the Effective Time, and (b) the SciVac Securityholders, the number of New Levon Shares to which they are entitled at the Effective Time.

(ii)

Until such time as Levon Shareholder deposits with the Depositary a duly completed Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depository or Levon reasonably requires, all certificates to New Levon Shares or Spinco Shares to which such Levon Shareholder is entitled (and all dividends paid or distributions made in respect thereof) shall, subject to Section 4(a)(iii), in each case be delivered or paid to the Depositary to be held in trust for such Levon Shareholder for delivery to the Levon Shareholder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depository or Levon reasonably requires.

(iii)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Levon Shares which were exchanged for New Levon Shares and Spinco Shares in accordance with Section 3 hereof, if applicable, a completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Levon Shareholder following the Effective Time, certificates representing the New Levon Shares and the Spinco Shares to which such Levon Shareholder is entitled to receive in accordance with Section 3 hereof.

(iv)

After the Effective Time and until surrender for cancellation as contemplated by Section 4(a)(iii) hereof, each certificate which immediately prior to the Effective Time represented one or more Levon Shares (other than certificates representing Dissent Shares) shall be deemed at all times to represent only the right to receive in exchange therefor certificates representing the New Levon Shares and the Spinco Shares to which the holder of such certificate is entitled to receive in accordance with Section 4(a)(iii) hereof.

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(b)

Lost Certificates. In the event that any certificate which immediately prior to the Effective Time represented one or more Levon Shares which were exchanged for New Levon Shares and Spinco Shares in accordance with Section 3 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, certificates representing the Levon Shares and the Spinco Shares which such Levon Shareholder is entitled to receive in accordance with Section 3 hereof. When authorizing such delivery of certificates representing the Levon Shares and the Spinco Shares and the cheque for the cash consideration which such Levon Shareholder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the Levon Shareholder to whom certificates representing such Levon Shares and Spinco Shares are to be delivered shall, as a condition precedent to the delivery of such Levon Shares and Spinco Shares give a bond satisfactory to Levon, Spinco and the Depositary in such amount as Levon, Spinco and the Depositary may direct, or otherwise indemnify Levon, Spinco and the Depositary in a manner satisfactory to Levon, Spinco and the Depositary, against any claim that may be made against Levon, Spinco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of Levon.

(c)

Termination of Rights. Any certificate formerly representing Levon Shares that is not deposited, with all other documents as provided in this Section 4 on or before the sixth anniversary of the Effective Date, shall cease to represent any claim or interest of any kind or nature against Levon, Spinco or the Depositary.

(d)

Dividends or other Distributions. No dividends or distributions declared or made after the Effective Date with respect to New Levon Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates which, immediately prior to the Effective Date, represented outstanding Levon Shares unless and until the holder of such certificate shall have complied with the provisions of this Section 4. Subject to Applicable Law and to Section 4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Levon Shares and the Spinco Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Levon Shares and Spinco Shares.

(e)

Withholding Rights. Levon, Spinco and the Depositary shall be entitled to deduct and withhold from all dividends, distributions, other payments or other consideration otherwise payable to any Person such amounts as Levon, Spinco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

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5.	DISSENT RIGHTS

(a)

Each registered Levon Securityholder may exercise rights of dissent (“Dissent Rights”) with respect to the Levon Securities held by it pursuant to and in the manner set forth in the Interim Order. Dissenting Levon Securityholders who:

(i)

are ultimately entitled to be paid by Levon the fair value for their Dissent Securities shall be deemed to have (a) transferred such Dissent Shares (free of any Liens) to Levon for cancellation in accordance with Section 3(a)(iii) or (b) has their Dissent Options cancelled pursuant to Section 3(a)(i), as applicable; or

(ii)

are ultimately not entitled, for any reason, to be paid by Levon fair value for their Dissent Securities in respect of which they dissent, shall be deemed to have participated in the Arrangement in respect of (a) those Levon Shares on the same basis as a non-dissenting Levon Shareholder and shall be entitled to receive only the New Levon Shares and Spinco Shares that such non-dissenting Levon Shareholders are entitled to receive, on the basis set forth in Section 3(a)(iii)(A) or (b) has their Dissent Options cancelled pursuant to Section 3(a)(i), as applicable.

(b)

In no event shall Levon or Spinco or any other Person be required to recognize a Dissenting Levon Securityholder as a registered or beneficial owner of Levon Securities at or after the Effective Time, and at the Effective Time the names of such Dissenting Levon Shareholders shall be deleted from the central securities register of Levon as at the Effective Time.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order, no Person shall be entitled to exercise Dissent Rights with respect to Levon Securities in respect of which such Person voted in favour of the Arrangement.

6.	AMENDMENT

(a)

Levon reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Levon Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Levon Shareholders and Levon Optionholders voting as a single class and in any event communicated to them, and in either case in the manner required by the Court.

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(b)

Any amendment, modification or supplement to this Plan of Arrangement may be made at any time prior to or at the Levon Meeting, with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Levon Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Levon Meeting will be effective only if it is consented to by Levon and, if required by the Court, by the Levon Shareholders and Levon Optionholders, voting as a single class.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by Levon without approval of the Levon Shareholders and the Levon Optionholders provided that it concerns a matter which, in the reasonable opinion of Levon is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Levon Shareholders and the Levon Optionholders.

(e)

Notwithstanding the foregoing provisions of this Section 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

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SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act (the “BCBCA”) involving Levon Resources Ltd. (“Levon”), all as more particularly described and set forth in the Management Proxy Circular (the “Proxy Circular”) of Levon dated •, 2015, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Levon and implementing the Arrangement, the full text of which is set out in Appendix B to the Proxy Circular, is hereby authorized, approved and adopted;

3.

The arrangement agreement (the “Arrangement Agreement”) between Levon, SciVac Ltd. and 1027949 B.C. Ltd., dated March 19, 2015 and all the transactions contemplated therein, the actions of the directors of Levon in approving the Arrangement and the actions of the officers of Levon in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved;

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Levon are hereby authorized and empowered, without further notice to, or approval of, any securityholders of Levon:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.

Any one or more directors or officers of Levon is hereby authorized, for and on behalf and in the name of Levon, to execute and deliver, whether under corporate seal of Levon or not, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Levon, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)

the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Levon; such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C

KEY REGULATORY APPROVALS

Key Regulatory Approvals Related to SciVac

•	None

Key Regulatory Approvals Related to Levon

•	All authorizations of the TSX that are required in connection with the completion of the Arrangement.

•	All authorizations of the Financial Industry Regulatory Authority that are required in connection with the completion of the Arrangement.

•

Approvals or expiry of waiting periods required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Levon Shares as contemplated in this Agreement.

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SCHEDULE D

KEY THIRD PARTY CONSENTS

Key Third Party Consents Related to SciVac

•	SciVac will be required to obtain a new business license from the municipality of Rehovot as a result of the completion of the transactions contemplated by the Arrangement.

•

Pursuant to the Development and Manufacturing Agreement among SciVac, Kevelt AS, and Xenetic Biosciences plc dated April 26, 2013 (the “DNASE Agreement”), the Arrangement is deemed to be an assignment. However, SciVac need not obtain the approval of the other parties if: (a) SciVac provides written notice to Kevelt AS and Xenetic Biosciences plc thereof; and (b) Levon undertakes in writing to be bound by all of the terms and conditions of the DNASE Agreement.

•	Pursuant to the Distribution Agreement between SciVac and the Iseps-Farma dated June 6, 2012, a party may terminate the agreement upon a change of control event.

•	Pursuant to the Exclusive Sales Representation Agreement between SciVac and DIHB Ltd. dated April 14, 2013, the parties thereto agree to refrain from entering into a change of control.

•	Pursuant to the Exclusive Sales Representation Agreement with between SciVac and DIHB Ltd. dated April 24, 2013, the parties thereto agree to refrain from entering into a change of control.

Key Third Party Consents Related to Levon

•	None

D-1

SCHEDULE E

FORM OF SCIVAC LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

THIS AGREEMENT made the 19th day of March, 2015.

BETWEEN:

•, a _______________________,

(hereinafter called the “Holder”),

- and -

LEVON RESOURCES LTD.,

(hereinafter called “Levon”),

WHEREAS, the Holder is the owner of, or has the power to control or direct, the ordinary shares (the “Subject Shares”) of SciVac Ltd. (“SciVac” or the “Company”), the capital notes issued by the Company, including any ordinary shares of the Company issuable upon the conversion thereof (the “Capital Notes”) and any ordinary shares of the Company issuable upon the conversion of the cash loans made by the Holder to the Company (the “Loan Shares” and together with the Subject Shares and the Capital Notes, the “Subject Securities”), each as listed in Schedule A hereto;

AND WHEREAS, SciVac is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with Levon and 1027949 B.C. Ltd., which provides for, among other things, the issuance to the holders of all of the ordinary shares of the Company (the “Shares”) of that number of New Levon Shares representing 68.4% of the issued and outstanding New Levon Shares (the “Acquired Levon Shares”) in exchange for the acquisition by Levon of all of the issued and outstanding SciVac Shares, all on the terms set forth in the Arrangement Agreement;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Holder, among other things, (i) to vote or cause to be voted the Subject Securities, as applicable, in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction, and (ii) to abide by the restrictions and covenants set forth herein;

AND WHEREAS, Levon is relying on the covenants, representations and warranties of the Holder set forth in this Agreement in connection with Levon’s execution and delivery of the Arrangement Agreement.

NOW THEREFORE, this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the parties hereto agree as follows:

E-1

ARTICLE 1

INTERPRETATION

1.1

All capitalized terms used herein but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as it may be amended or modified from time to time subsequent to the date hereof.

ARTICLE 2

THE TRANSACTION

2.1

Levon hereby covenants and irrevocably agrees that it shall not, without the prior written consent of the Holder, change the amount or form of consideration payable pursuant to the Arrangement Agreement (other than to increase the total consideration per Share or add additional consideration).

ARTICLE 3

CERTAIN COVENANTS OF THE HOLDER

3.1

The Holder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 8 and (ii) the Effective Date (subject to Section 5.1 of this Agreement):

(a)	consent to the Arrangement and shall tender the Holder’s Subject Securities to Levon as contemplated under the Arrangement Agreement in return for a proportionate share of the Acquired Levon Shares;

(b)

not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate, assign, gift or otherwise dispose of or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Securities or any right or interest therein, to any Person or group or agree to do any of the foregoing;

(c)

not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, as applicable, except for proxies or voting instructions to vote, or cause to be voted, securities in accordance with this Agreement;

(d)	not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction;

(e)	waive any rights of appraisal or rights of dissent that the Holder may have arising from the transactions contemplated by the Arrangement Agreement; and

(f)	not do indirectly that which it may not do directly by the terms of this Article 3.

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3.2

If the Holder acquires any additional Shares following the date hereof, the Holder acknowledges that such additional Shares shall be deemed to be Subject Securities for the purposes of this Agreement and the Holder shall abide by the terms of this Agreement in respect of such Shares. The Holder agrees to promptly notify Levon of any acquisitions by the Holder or any of its affiliates of any securities of SciVac, if any, after the date hereof.

ARTICLE 4

AGREEMENT TO VOTE

4.1

If the Holder owns, or has the power to control or direct the voting of, Subject Securities, as applicable, the Holder hereby irrevocably and unconditionally covenants and agrees that from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement:

(a)

to vote or to cause to be voted the Subject Securities, as applicable, at any meeting of the shareholders of the Company (or any adjournment or postponement thereof) or via any written consent of the shareholders of the Company in favour of the Transaction including, without limitation, any matter that could reasonably be expected to facilitate the Transaction; and

(b)

to vote or cause to be voted the Subject Securities, as applicable, against any proposal or any matter that could reasonably be expected to delay, prevent, interfere with, discourage or frustrate the successful completion of the Transaction at any meeting of the shareholders of the Company called, or via any written consent of the shareholders of the Company, for the purpose of considering same.

4.2	[Intentionally Omitted].

4.3

The Holder hereby agrees that neither it nor any person on its behalf will take any action to withdraw, amend or invalidate any proxy deposited by the Holder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Holder might have unless this Agreement is terminated in accordance with Article 8.

4.4

The Holder irrevocably and unconditionally covenants and agrees that the Holder will not exercise any rights of dissent provided under any applicable Laws or otherwise in connection with the Transaction.

4.5	The Holder irrevocably and unconditionally consents to the details of this Agreement being set out in the Levon Circular and this Agreement being made publicly available, including by filing on SEDAR.

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ARTICLE 5

FIDUCIARY OBLIGATIONS

5.1

Notwithstanding any other provision of this Agreement, if the Holder is also a director and/or officer of the Company, Levon hereby agrees and acknowledges that the Holder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in his or her capacity as a director or officer of the Company. If the Holder is a director and/or officer of the Company, the Holder acknowledges that Article 5 of the Arrangement Agreement imposes certain restrictions on the actions of the Company and its officers and directors.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE HOLDER

6.1

The Holder represents, warrants and, where applicable, covenants to Levon as follows and acknowledges that Levon is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)

the Holder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of his, her or its obligations under this Agreement. This Agreement has been duly executed and delivered by the Holder and, assuming the due authorization, execution and delivery by Levon, constitutes a legal, valid and binding obligation, enforceable by Levon against the Holder in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(b)

the Holder is the legal and beneficial owner of record of the Subject Securities listed in Schedule A, with good and marketable title thereto, free and clear of any and all mortgages, Liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(c)	the Holder has the sole right to vote all the Subject Securities, as applicable;

(d)

no Person has any Contract, agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Holder of any of the Subject Securities or any interest therein or right thereto, including without limitation any right to vote, except Levon pursuant to this Agreement;

(e)

(i) the Subject Securities are the only securities of the Company or its subsidiaries owned, directly or indirectly, or over which control or direction is exercised, by the Holder and (ii) the Holder has no Contract, agreement, option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Holder of additional securities of the Company; and

(g)

there is no private or governmental action, suit, claim, arbitration, investigation or other proceeding in progress or pending before any Governmental Entity, or, to the knowledge of the Holder, threatened against the Holder or any of its affiliates or any of their directors or officers (in their capacities as such) that, individually or in the aggregate, could adversely affect in any manner the Holder’s ability to enter into this Agreement or perform its obligations hereunder.

E-4

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF LEVON

7.1

Levon represents, warrants and, where applicable, covenants to the Holder as follows and acknowledges that the Holder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

Levon is validly existing under the laws of its jurisdiction of incorporation or organization and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by Levon and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by Levon and, assuming the due authorization, execution and delivery by the Holder, constitutes a legal, valid and binding obligation, enforceable by the Holder against Levon in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought; and

(c)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of Levon, threatened against Levon or its affiliates that would adversely affect in any manner the ability of Levon to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 8

TERMINATION

8.1	This Agreement may be terminated by Levon by notice to the Holder if:

(a)	the Holder has not complied in all material respects with its covenants to Levon contained herein;

(b)	any of the representations and warranties of the Holder contained herein is untrue or inaccurate in any material respect; or

(c)	there is passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

E-5

8.2	This Agreement may be terminated by the Holder by notice to Levon if:

(a)	Levon has not complied with its covenants to the Holder contained in Section 2.1; or

(b)	any of the representations and warranties of Levon contained herein is untrue or inaccurate in any material respect; or

(c)	there is passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

8.3	This Agreement shall automatically terminate:

(a)	on the Outside Date, if the Effective Date has not occurred by the Outside Date;

(b)

upon termination of the Arrangement Agreement in accordance with its terms, including, without limiting the generality of the foregoing, as a result of a decision by Levon to terminate the Arrangement Agreement contemporaneously with the entering into by Levon of a definitive agreement with a third party providing for an Acquisition Proposal that is a Superior Proposal; or

(c)	at the Effective Time.

8.4	This Agreement may also be terminated on the date upon which Levon and the Holder mutually agree to terminate this Agreement.

8.5

In the case of termination of this Agreement pursuant to Section 8.1, 8.2, 8.3 or 8.4, this Agreement shall terminate and be of no further force or effect. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any breach of this Agreement by the party prior to such termination.

ARTICLE 9

GENERAL

9.1

The Holder and Levon shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.2

This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.3	Time shall be of the essence of this Agreement.

9.4	Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Holder, to [_______________]:

E-6

(b)	in the case of Levon, to the address or facsimile set forth in the Arrangement Agreement:

(c)

at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a business day, on the next following business day).

9.5

This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Holder and Levon irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.6

6 Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party’s obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.7

This Agreement and the Arrangement Agreement constitute the entire agreement with respect to the subject matter hereof and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

9.8

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. Facsimile or other electronically scanned and transmitted signatures, including by email attachment, shall be deemed originals for all purposes of this Agreement.

[Signature Page Follows]

E-7

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

Witness	(Signature)

(Print Name)

LEVON RESOURCES LTD.

By:
Name:
Title:

E-8

SCHEDULE A TO THE LOCK-UP AGREEMENT

OWNERSHIP OR CONTROL/DIRECTION OF SUBJECT SECURITIES

Name	Subject Shares	Capital Notes	Loan Shares

E-9

SCHEDULE F

FORM OF LEVON LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

THIS AGREEMENT made the 19th day of March, 2015.

BETWEEN:

•, a businessperson,

(hereinafter called the “Holder”),

- and -

SCIVAC LTD.,

(hereinafter called “SciVac”),

WHEREAS the Holder is the owner of, or has the power to control or direct, the common shares (the “Subject Shares”) of Levon Resources Ltd. (“Levon” or the “Company”) and the stock options (the “Subject Options”) of the Company, as applicable, listed in Schedule A hereto;

AND WHEREAS SciVac is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with the Company and 1027949 B.C. Ltd. (“Spinco”) which provides for, among other things, the acquisition by the Company of SciVac in a transaction (the “Transaction”) pursuant to which the Company will distribute one Spinco Share for each two common shares of the Company (the “Spinco Distribution”) to the holders of all of the common shares of the Company (the “Shares”) as of the record date of the meeting of the Company shareholders to be held to approve the Transaction, and in connection with the Transaction, each Levon Option will be terminated if not exercised by its holder prior to the closing of the Transaction, all on the terms set forth in the Arrangement Agreement and the Plan of Arrangement attached as Schedule A thereto;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Holder, among other things, (i) to vote or cause to be voted the Subject Shares and, if applicable, the Subject Options in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction, and (ii) to abide by the restrictions and covenants set forth herein;

AND WHEREAS SciVac is relying on the covenants, representations and warranties of the Holder set forth in this Agreement in connection with SciVac’s execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the parties hereto agree as follows:

F-1

ARTICLE 1

INTERPRETATION

1.1

All capitalized terms used herein but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as it may be amended or modified from time to time subsequent to the date hereof.

ARTICLE 2

THE TRANSACTION

2.1

SciVac hereby covenants and irrevocably agrees that it shall not, without the prior written consent of the Holder, if the Holder holds Subject Shares, change the amount or form of Consideration (other than to increase the total consideration per Share or add additional consideration) or if the Holder holds Subject Options, change the method of exercise or the amount or form of consideration to be received upon the exercise of Subject Options (other than to increase the total consideration per Subject Option or add additional consideration).

ARTICLE 3

CERTAIN COVENANTS OF THE HOLDER

3.1

The Holder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 8 and (ii) the Effective Date (subject to Section 5.1 of this Agreement):

(a)

not, directly or indirectly, through any of its officers, directors, employees, representatives or agents (i) solicit, assist, initiate, encourage or knowingly facilitate any inquiries, proposals or offers regarding any Acquisition Proposal, (ii) engage in any discussions or negotiations with any Person regarding any Acquisition Proposal, (iii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement or undertaking related to any Acquisition Proposal, (iv) provide any confidential information relating to the Company to any person or group in connection with any Acquisition Proposal, or (v) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)

(i) immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any person or group or any agent or representative of any person or group conducted before the date of this Agreement with respect to any Acquisition Proposal;

F-2

(c)

not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate, assign, gift or otherwise dispose of or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Shares or Subject Options, or any right or interest therein, to any Person or group or agree to do any of the foregoing; provided that, the Holder may exercise the Subject Options in exchange for Shares in accordance with their terms and the Holder may authorize Levon to (i) withhold Shares otherwise due to the Holder pursuant to the exercise of the Subject Options; and (ii) sell those Shares to fund employee withholding taxes which must be remitted by Levon with respect the exercise of the Subject Options;

(d)

not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Shares or Subject Options, except for proxies or voting instructions to vote, or cause to be voted, securities in accordance with this Agreement or with respect to any annual business to be considered at the Levon Meeting;

(e)	not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction;

(g)	waive any rights of appraisal or rights of dissent that the Holder may have arising from the transactions contemplated by the Arrangement Agreement; and

(f)	not do indirectly that which it may not do directly by the terms of this Article 3.

3.2

If the Holder acquires any additional Shares or Levon Options following the date hereof, the Holder acknowledges that such additional Shares and Levon Options shall be deemed to be Subject Shares and Subject Options for the purposes of this Agreement and the Holder shall abide by the terms of this Agreement in respect of such Shares and Levon Options. The Holder agrees to promptly notify SciVac of any acquisitions by the Holder or any of its affiliates of any securities of Levon, if any, after the date hereof, which, for greater certainty, shall include any Levon Options, and any Shares issuable upon the exercise or conversion of any Levon Options owned or controlled by the Holder which may be exercised, converted into or exchanged for Shares.

ARTICLE 4

AGREEMENT TO VOTE

4.1

If the Holder owns, or has the power to control or direct the voting of, Subject Shares, the Holder hereby irrevocably and unconditionally covenants and agrees that from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement:

(a)

to vote or to cause to be voted the Subject Shares at the Levon Meeting (or any adjournment or postponement thereof) in favour of the Transaction including, without limitation, the Arrangement Resolution and any other matter that could reasonably be expected to facilitate the Transaction;

(b)

to vote or cause to be voted the Subject Shares against any Acquisition Proposal and any other matter that could reasonably be expected to delay, prevent, interfere with, discourage or frustrate the successful completion of the Transaction at any meeting of the shareholders of the Company called for the purpose of considering same;

F-3

(c)

if the Holder is the holder of record of the Subject Shares, no later than five Business Days prior to the date of the Levon Meeting, the Holder shall deliver or cause to be delivered to the Company, with a copy to SciVac concurrently, a duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction;

(d)

if the Holder is the beneficial owner of the Subject Shares, no later than 10 Business Days prior to the date of the Levon Meeting, the Holder shall deliver or cause to be delivered to the Company, a duly executed voting instruction form to the intermediary through which the Holder holds its beneficial interest in the Subject Shares (provided that if the Holder is a non-objecting beneficial owner, such voting instructions shall be delivered directly to the Company), with a copy to SciVac concurrently, instructing that the Subject Shares be voted at the Levon Meeting in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction; and

(e)	such proxy or proxies in Section 4.1(c) shall name those individuals as may be designated by the Company in the Levon Circular and shall not be revoked without the written consent of SciVac.

For the avoidance of doubt, if the Holder is the beneficial owner but not the holder of record of the Subject Shares, the Holder will be deemed to satisfy its obligations under this Section 4.1 to vote or to cause to be voted the Subject Shares if he or she duly instructs that the Subject Shares be voted in the applicable manner.

4.2

If the Holder owns, or has the power to control or direct the voting of, Subject Options and the holders of Options are entitled to vote in respect of the Transaction or the applicable matter, the Holder hereby irrevocably and unconditionally covenants and agrees that from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement:

(a)

to vote or to cause to be voted the Subject Options at the Levon Meeting (or any adjournment or postponement thereof) in favour of the Transaction including, without limitation, the Arrangement Resolution and any other matter that could reasonably be expected to facilitate the Transaction;

(b)

to vote or cause to be voted the Subject Options against any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Transaction at any meeting of the shareholders of the Company called for the purpose of considering same;

F-4

(c)

if the Holder is the holder of record of the Subject Options no later than five Business Days prior to the date of the Levon Meeting, the Holder shall deliver or cause to be delivered to the Company, with a copy to SciVac concurrently, a duly executed proxy or proxies in respect of the Subject Options directing the holder of such proxy or proxies to vote in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction;

(d)

if the Holder is the beneficial owner of the Subject Options no later than 10 Business Days prior to the date of the Levon Meeting, the Holder shall deliver or cause to be delivered to the Company, a duly executed voting instruction form to the intermediary through which the Holder holds its beneficial interest in the Subject Options (provided that if the Holder is a non-objecting beneficial owner, such voting instructions shall be delivered directly to the Company), with a copy to SciVac concurrently, instructing that the Subject Options be voted at the Levon Meeting in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction; and

(e)	such proxy or proxies in Section 4.2(c) shall name those individuals as may be designated by the Company in the Levon Circular and shall not be revoked without the written consent of SciVac.

For the avoidance of doubt, if the Holder is the beneficial owner but not the holder of record of the Subject Options, the Holder will be deemed to satisfy its obligations under this Section 4.2 to vote or to cause to be voted the Subject Options if he or she duly instructs that the Subject Shares be voted in the applicable manner.

4.3

The Holder hereby agrees that neither it nor any person on its behalf will take any action to withdraw, amend or invalidate any proxy deposited by the Holder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Holder might have unless this Agreement is terminated in accordance with Article 8.

4.4

The Holder irrevocably and unconditionally covenants and agrees that the Holder will not exercise any rights of dissent provided under any applicable Laws or otherwise in connection with the Transaction.

4.5	The Holder irrevocably and unconditionally consents to the details of this Agreement being set out in the Levon Circular and this Agreement being made publicly available, including by filing on SEDAR.

ARTICLE 5

FIDUCIARY OBLIGATIONS

5.1

Notwithstanding any other provision of this Agreement, if the Holder is also a director and/or officer of the Company, SciVac hereby agrees and acknowledges that the Holder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in his or her capacity as a director or officer of the Company. If the Holder is a director and/or officer of the Company, the Holder acknowledges that Article 7 of the Arrangement Agreement imposes certain restrictions on the actions of the Company and its officers and directors.

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ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE HOLDER

6.1

The Holder represents, warrants and, where applicable, covenants to SciVac as follows and acknowledges that SciVac is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)

the Holder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of his, her or its obligations under this Agreement. This Agreement has been duly executed and delivered by the Holder and, assuming the due authorization, execution and delivery by the SciVac, constitutes a legal, valid and binding obligation, enforceable by SciVac against the Holder in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(b)

the Holder is either (i) the legal and beneficial owner of record, or (ii) the beneficial owner exercising control and direction over (but not the holder of record of), the Subject Shares and the Subject Options listed in Schedule A, in each case, with good and marketable title thereto, free and clear of any and all mortgages, Liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(c)	the Holder has the sole right to vote all the Subject Shares and the Subject Options;

(d)

no Person has any Contract, agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Holder of any of the Subject Shares or the Subject Options or any interest therein or right thereto, including without limitation any right to vote, except SciVac pursuant to this Agreement and the Company in respect of the Subject Options pursuant to their terms;

(e)

(i) the Subject Shares, the Subject Options are the only securities of the Company or its subsidiaries owned, directly or indirectly, or over which control or direction is exercised, by the Holder and (ii) the Holder has no Contract, agreement, option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Holder of additional securities of the Company other than the Subject Options; and

(g)

there is no private or governmental action, suit, claim, arbitration, investigation or other proceeding in progress or pending before any Governmental Entity, or, to the knowledge of the Holder, threatened against the Holder or any of its affiliates or any of their directors or officers (in their capacities as such) that, individually or in the aggregate, could adversely affect in any manner the Holder’s ability to enter into this Agreement or perform its obligations hereunder.

F-6

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF SCIVAC

7.1

SciVac represents, warrants and, where applicable, covenants to the Holder as follows and acknowledges that the Holder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

SciVac is validly existing under the laws of its jurisdiction of incorporation or organization and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement by SciVac and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by SciVac and, assuming the due authorization, execution and delivery by the Holder, constitutes a legal, valid and binding obligation, enforceable by the Holder against SciVac in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought; and

(c)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of SciVac, threatened against SciVac or its affiliates that would adversely affect in any manner the ability of SciVac to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 8

TERMINATION

8.1	This Agreement may be terminated by SciVac by notice to the Holder if:

(a)	the Holder has not complied in all material respects with its covenants to SciVac contained herein;

(b)	any of the representations and warranties of the Holder contained herein is untrue or inaccurate in any material respect; or

(c)	there is passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

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8.2	This Agreement may be terminated by the Holder by notice to SciVac if:

(a)	SciVac has not complied with its covenants to the Holder contained in Section 2.1; or

(b)	any of the representations and warranties of SciVac contained herein is untrue or inaccurate in any material respect; or

(c)	there is passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

8.3	This Agreement shall automatically terminate:

(a)	on the Outside Date, if the Effective Date has not occurred by the Outside Date;

(b)

upon termination of the Arrangement Agreement in accordance with its terms, including, without limiting the generality of the foregoing, as a result of a decision by the Company to terminate the Arrangement Agreement contemporaneously with the entering into by the Company of a definitive agreement with a third party providing for an Acquisition Proposal that is a Superior Proposal; or

(c)	at the Effective Time.

8.4	This Agreement may also be terminated on the date upon which SciVac and the Holder mutually agree to terminate this Agreement.

8.5

In the case of termination of this Agreement pursuant to Section 8.1, 8.2, 8.3 or 8.4, this Agreement shall terminate and be of no further force or effect. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any breach of this Agreement by the party prior to such termination.

ARTICLE 9

GENERAL

9.1

The Holder and SciVac shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.2

This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.3	Time shall be of the essence of this Agreement.

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9.4	Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Holder, to [_______________]:

(b)	in the case of SciVac, to the address or facsimile set forth in the Arrangement Agreement:

(c)

at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a business day, on the next following business day).

9.5

This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Holder and SciVac irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.6

Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party’s obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.7

This Agreement and the Arrangement Agreement constitute the entire agreement with respect to the subject matter hereof and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

9.8

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. Facsimile or other electronically scanned and transmitted signatures, including by email attachment, shall be deemed originals for all purposes of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

Witness	(Signature)

(Print Name)

SCIVAC LTD.

By:
Name:
Title:

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SCHEDULE A TO THE LOCKUP AGREEMENT

OWNERSHIP OR CONTROL/DIRECTION OF SHARES AND OPTIONS

Name	Shares	Options

Details of whether the securities are owned of record or beneficially or otherwise controlled or directed to be included.

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SCHEDULE E

SPINCO ASSETS

(i)	35,178,572 shares of Pershing Gold Corporation;

(ii)	the Levon Mineral Properties;

(iii)	all of the outstanding shares of the Levon Subsidiaries;

(iv)	an outstanding convertible debenture in the amount of CDN $1 million currently payable to Levon;

(v)	the office leases of Levon and/or its subsidiaries;

(vi)	insurance policies of the Levon and/or any of its subsidiaries;

(vii)	all fixed assets of Levon and/or its subsidiaries (including office furniture, equipment or supplies);

(ix)	any Contracts entered into by the Levon and/or its subsidiaries;

(x)	receivables (IVA/VAT tax)

(xi)	tax losses of Levon which can be transferred or rolled over into Spinco;

(xii)	all right, title and interest in and to the use of the name “Levon Resources Ltd.” and any associated trademarks;

(xiii)

cash equal to the greater of US$2.0 million and that amount by which the cash and negotiable securities of Levon, less the current liabilities of Levon, in each case immediately prior to the Effective Time, exceeds the sum of (a) CAD$27.0 million plus (b) an amount of cash sufficient to enable Levon to pay all Tax Act withholdings and remittances required in connection with Section 4(e) of the Plan of Arrangement;

(xiv)	all securities held by Levon, including those of its subsidiaries; and

(xv)	other than the Retained Assets, all other assets of any kind of Levon that are not described elsewhere in this Schedule G.

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